SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

QUARTERLY REPORT

(From January 1, 2010 to March 31, 2010)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

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Attachment: 1. Financial Statements in accordance with K-IFRS

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1. Company

A. Name and Contact Information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA”, which shall be written in English as “LG Display Co., Ltd.”

Our principal executive offices are located at West Tower, LG Twin Towers, 20 Yoido-dong, Youngdungpo-gu, Seoul, Republic of Korea, 150-721, and our telephone number at that address is +82-2-3777-1114. Our website address is http://www.lgdisplay.com.

B. Domestic Credit Rating

Subject	Month of rating	Credit rating	Rating agency (Rating range)
Commercial	January 2006	A1	National Information & Credit Evaluation, Inc.
Paper	June 2006	A1	(A1 ~ D)
	December 2006	A1
	June 2007	A1
	December 2007	A1
	September 2008	A1
	December 2008	A1
	June 2006	A1	Korea Investors Service, Inc.
	January 2007	A1	(A1 ~ D)
	June 2007	A1
	December 2007	A1
	September 2008	A1
Corporate	June 2006	AA-	National Information & Credit Evaluation, Inc.
Debenture	December 2006	A+	(AAA ~ D)
	June 2007	A+
	September 2008	A+
	July 2009	AA-
	October 2009	AA-
	February 2010	AA-
	June 2006	AA-	Korea Investors Service, Inc.
	January 2007	A+	(AAA ~ D)
	June 2007	A+
	September 2008	A+
	July 2009	AA-
December 2009
February 2010
	October 2009	AA-	Korea Ratings, Inc.
	December 2009		(AAA ~ D)

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C. Capitalization

(1) Change in Capital Stock (as of March 31, 2010)

(Unit: Won, Share)

Date	Description	Change in number of common shares	Face amount per share
July 23, 2004	Offering*	33,600,000	5,000
September 8, 2004	Follow-on offering**	1,715,700	5,000
July 27, 2005	Follow-on offering***	32,500,000	5,000

*	ADSs offering: 24,960,000 shares (US$30 per share, US$15 per ADS)
Initial public offering in Korea: 8,640,000 shares (W34,500 per share)
**	ADSs offering: 1,715,700 shares (W34,500 per share) pursuant to the exercise of greenshoe option by the underwriters
***	ADSs offering: 32,500,000 shares (US$42.64 per share, US$21.32 per ADS)

(2) Convertible Bonds (as of March 31, 2010)

(Unit: US$, Share)

	Item	Content
	Issuing date	April 18, 2007

	Maturity (Redemption date after put option exercise)	April 18, 2012 (April 18, 2010)

	Face Amount	US$550,000,000

	Offering method	Public offering

	Conversion period	Convertible into shares of common stock during the period from April 19, 2008 to April 3, 2012

	Conversion price	(Won)48,075 per share*

Conversion status	Number of shares already converted	None
	Number of convertible shares	10,680,811 shares if all are converted*

	Remarks	• Registered form • Listed on Singapore Exchange

*	Conversion price was adjusted from (Won)49,070 to (Won)48,760 and the number of convertible shares was adjusted from 10,464,234 to 10,530,762 following the approval by the shareholders of a cash dividend of (Won)750 per share at the annual general meeting of shareholders on February 29, 2008. Conversion price was further adjusted from (Won)48,760 to (Won)48,251 and the number of shares issuable upon conversion was adjusted from 10,530,762 to 10,641,851 following the approval by the shareholders of a cash dividend of (Won)500 per share at the annual general meeting of shareholders on March 13, 2009. Conversion price was further adjusted from (Won)48,251 to (Won)48,075 and the number of shares issuable upon conversion was adjusted from 10,641,851 to 10,680,811 following the approval by the shareholders of a cash dividend of (Won)500 per share at the annual general meeting of shareholders on March 12, 2010.

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In April 2010, certain holders of our US$550 million convertible bonds due 2012 exercised their put option for an aggregate principal amount of US$484 million and were repaid at 109.75% of their principal amount. The remaining US$66 million matures in 2012 at 116.77% of their principal amount. Accordingly, the number of shares issuable upon conversion changed from 10,680,811 to 1,281,697.

D. Voting rights (as of March 31, 2010)

(Unit: share)
Description	Number of shares
1. Shares with voting rights [A-B]	357,815,700
A. Total shares issued	357,815,700
B. Shares without voting rights	—
2. Shares with restricted voting rights	—

Total number of shares with voting rights [1-2]	357,815,700

E. Dividends

At the annual general meeting of shareholders on March 12, 2010, our shareholders approved a cash dividend of (Won)500 per share of common stock.

Dividends during the recent three fiscal years

Description	2009	2008	2007
Par value (Won)	5,000	5,000	5,000
Net income (loss) (Million Won)	1,067,947	1,086,896	1,344,027
Earnings (Loss) per share (Won)	2,985	3,038	3,756
Total cash dividend amount (Million Won)	178,908	178,908	268,362
Total stock dividend amount (Million Won)	—	—	—
Cash dividend payout ratio (%)	16.8	16.5	20.0
Cash dividend yield (%)	1.3	2.2	1.6
Stock dividend yield (%)	—	—	—
Cash dividend per share (Won)	500	500	750
Stock dividend per share (Share)	—	—	—

*	Earnings per share is calculated based on par value of (Won)5,000 per share.

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*	Earnings per share is calculated by dividing net income by weighted average number of common stock.
*	Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common stock during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

2. Business

A. Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then our business has been focused on the research, development, manufacture and sale of display panels applying technologies such as TFT-LCD, LTPS-LCD and OLED.

As of March 31, 2010, we operated fabrication facilities and module facilities in Paju and Gumi, Korea, an OLED facility in Gumi, Korea and a LCD research center in Paju, Korea. We have also established sales subsidiaries in the United States, Europe and Asia.

As of March 31, 2010, our business consisted of (i) the manufacture and sale of LCD panels, (ii) the manufacture and sale of OLED panels and (iii) the manufacture and sale of television sets that utilize our LCD panels. Because our OLED business represents only an extremely small part of our overall business, only our LCD business has been categorized as a reporting business segment. In addition, because our television sales business is operated by our affiliated company, we have not categorized our television sales business as a separate reporting business segment.

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Financial highlights by business (based on K-IFRS)

(Unit: In billions of Won)

2010 (Q1)	LCD business
Sales Revenue	5,876
Gross Profit	1,237
Operating Profit	789

B. Industry

(1) Industry characteristics and growth potential

•

TFT-LCD technology is one of the widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is intense competition between the players within the industry and production capacity in the industry, including ours, is being continually increased.

•

The demand for LCD panels for notebook computers and desktop monitors has grown, to a degree, in tandem with the growth in the information technology industry. The demand for LCD panels for television sets has been growing as digital broadcasting is becoming more common and as LCD television has come to play an important role in the digital display market. In addition, markets for small- to medium-sized LCD panels, such as mobile phones, P-A/V, medical applications, automobile navigation systems and e-books, among others, have shown continued growth.

•	The average selling prices of LCD panels may continue to decline with time irrespective of general business cycles as a result of, among other factors, technology advancements and cost reductions.

(2) Cyclicality

•

The TFT-LCD business is highly cyclical. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between supply and demand due to capacity expansion within the industry.

•

Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

•	During such surges in capacity growth, the average selling prices of display panels may decline. Conversely, demand surges and fluctuations in the supply chain may lead to price increases.

(3) Market Condition

•	The TFT-LCD industry is highly competitive due largely to additional capacity expansion driven by TFT-LCD panel makers.

•	Most TFT-LCD panel makers are located in Asia.

a. Korea: LG Display, Samsung Electronics (including a joint venture between Samsung Electronics and Sony Corporation), Samsung Mobile Display, Hydis Technologies

b. Taiwan: AU Optronics, Chi Mei Innolux, CPT, Hannstar etc.

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c. Japan: Sharp, IPS-Alpha, etc.

d. China: SVA-NEC, BOE-OT, etc.

(4) Market shares

•	Our worldwide market share for large-sized TFT-LCD panels based on revenue is as follows:

	2010 (Q1)**		2009***		2008***
Panels for Notebook Computers	31.6	%****	30.3	%****	29.6	%****
Panels for Monitors	24.7%		23.9%		17.7%
Panels for Televisions	23.6%		24.4%		19.4%
Total	25.0%		25.2%		20.6%

*	Source: 2010 Q1 Large Area Shipment Report published by DisplaySearch in May 2010.
**	Based on large-sized TFT-LCD panels that are 9 inches or larger.
***	Based on large-sized TFT-LCD panels that are 10 inches or larger.
****	Includes panels for netbooks.

(5) Competitiveness

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with customers, successful and timely investment and product development, cost competitiveness, success in marketing to our end-brand customers, component and raw material supply costs, foreign exchange rates and general economic and industry conditions.

•	In order to compete effectively, it is critical to be cost competitive and maintain stable and long-term relationships with customers which will enable us to be profitable even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

We reinforced our position as a leader in LCD technology by developing an ultra slim LCD module for 47-inch LCD televisions that is sturdy and provides high-quality images, a large three-dimensional multi-vision LCD panel which does not require special viewing glasses, one of the world’s most energy efficient LCD panels for 32-inch LCD televisions that uses less than 1 watt per inch, a 47-inch digital photo television which can utilize its standby power to display digital pictures and the world’s first Trumotion 480Hz LCD panel which refreshes 480 frames per second to substantially decrease afterimage and provide viewers with high-quality images that cause less eye fatigue.

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•

Moreover, we formed strategic alliances or entered into long-term sales contracts with major global firms such as Dell, Hewlett Packard and Kodak of the United States and Japan’s Toshiba, among others, to secure customers and expand partnerships for technology development. In January 2009, we entered into a long term supply agreement with Apple Inc. to supply display panels to Apple Inc. for five years.

C. New business

•

In October 2007, we decided to invest in an 8th generation fabrication facility (P8) to expand our production capacity in line with the growing large-sized LCD television market. The construction of P8 has been completed and mass production at P8 commenced in March 2009. In July 2008, we decided to invest in a 6th generation fabrication facility (P6E) to expand our production capacity. The construction of P6E has been completed and mass production at P6E commenced in April 2009.

•

We also plan to strengthen our market position in future display technologies by strengthening our OLED business, accelerating the development of flexible display technologies and leading the LED backlight LCD market.

•

We are making an effort to increase our competitiveness by forming cooperative relationships with suppliers and purchasers of our products. As part of this effort, in June 2008, we purchased 2,037,204 shares of AVACO Co., Ltd., which produces sputters, a core equipment for LCD production, at a purchase price of (Won)6.2 billion and in May 2008, we purchased 1,008,875 shares of TLI Inc., which produces core LCD panel components such as timing controllers and driver integrated circuits, at a purchase price of (Won)14.1 billion. In July 2008, we purchased 6,850,000 shares of common stock of New Optics Ltd. at a purchase price of (Won)9.7 billion, and in February 2010, we purchased an additional 1,000,000 shares of common stock of New Optics at a purchase price of (Won)2.5 billion. In addition, in February 2009, we purchased 3,000,000 shares of common stock of ADP Engineering Co., Ltd. at a purchase price of (Won)6.3 billion. In May 2009, we purchased 6,800,000 shares of common stock of Wooree LED Co., Ltd. at a purchase price of (Won)11.9 billion. In November 2009, we purchased 34,125,061 shares of common stock of RPO Inc. at a purchase price of US$12.3 million. In November 2009, we purchased TWD212.5 million in convertible bonds from Everlight Electronics Co., Ltd. In December 2009, we purchased 420,000 global depositary shares representing 420,000 shares of Prime View International Co., Ltd’s common stock at a purchase price of US$9.9 million. In addition, in January 2010, we purchased 10.8 million shares of Can Yang Investment Limited at a purchase price of CNY74 million. By promoting strategic relationships with equipment and parts suppliers, which enables us to obtain a stable source of supply of equipment and parts at competitive prices, we have strengthened our competitive position in the LCD business.

•	In July 2008, we and Skyworth-RGB Electronics Co., Ltd. founded a research and development joint venture corporation with a registered capital of CNY 50 million in China.

•

In October 2008, we established a joint venture company with AmTRAN Technology Co., Ltd., a Taiwan corporation. The joint venture company will supply both parties with TFT-LCD modules and TFT-LCD televisions. Through the establishment of this joint venture, we are able to further expand our customer base by securing a stable long-term panel dealer. It also allows us to produce LCD modules and LCD television sets in a single factory, which enables us to provide our customers with products that are competitive both in terms of technology and price.

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•

We are making an effort to strengthen our competitiveness in the solar cell business, which is emerging as a future growth engine. As part of this effort, in June 2009, we purchased 933,332 shares of common stock of Dynamic Solar Design Co., Ltd. at a purchase price of (Won)6.1 billion. Dynamic Solar Design Co., Ltd. produces equipment for the solar cell business.

•

As part of our strategy to expand our production capacity overseas, in November 2009, we signed an investment agreement and a joint venture agreement with the City of Guangzhou, China, to build an eighth-generation panel fabrication facility in China.

•

In December 2009, certain LG affiliates and we entered into a joint venture investment agreement and established a joint venture company, Global OLED Technology LLC, for purposes of managing the patent assets relating to OLED technology that we acquired from Eastman Kodak Company in December 2009. We invested (Won)72.3 billion in return for a 49% equity interest in the joint venture company.

•

In December 2009, we invested (Won)1.8 billion and acquired a 30.6% limited partnership interest in LB Gemini New Growth Fund No.16. Under the limited partnership agreement, we have agreed to invest a total amount of (Won)30 billion in the fund. By becoming a limited partner of this fund, our aim is to seek direct investment opportunities as well as to receive benefits from the indirect investment.

•

In July 2009, in order to expand our back-end module assembly capacity for liquid crystal display production, we entered into a stock purchase agreement with LG Electronics Inc. and LG Electronics (China) Co., Ltd. to purchase all of the shares of LG Electronics (Nanjing) Plasma Co., Ltd. at a purchase price of (Won)3.5 billion. Pursuant to the terms of such transaction, in December 2009, we acquired all of the equity interests of LG Electronics (Nanjing) Plasma Co., Ltd.

•

In order to increase our production capacity to meet the rising demand for our TFT-LCD products resulting from an overall growth of the TFT-LCD market, we are currently expanding P8, our eighth-generation panel fabrication facility in Paju, Korea, by constructing two expansions, P8E and P8E+, each equipped with additional production lines. The construction phase for P8E is nearly complete, and it commenced mass production with respect to certain production lines during the second quarter of 2010. P8E+ is expected to commence mass production during the first half of 2011.

•

In January 2010, we established a joint venture company with TPV Technology Co., Ltd., a Taiwan corporation. The joint venture company will supply both parties with TFT-LCD modules and TFT-LCD televisions and monitors. Through the establishment of this joint venture, we are able to further expand our customer base by securing a stable long-term panel dealer. It also allows us to produce LCD modules, LCD television sets and LCD monitors in a single factory, which enables us to provide our customers with products that are competitive both in terms of technology and price.

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3. Major Products and Raw Materials

A. Major products in 2010 (Q1)

We manufacture TFT-LCD panels, of which a significant majority is exported overseas.

(Unit: In billions of Won)

Business area	Sales types	Items (Market)	Specific use	Major trademark	Sales (%)
TFT- LCD	Product/ Service/	TFT-LCD (Overseas)	Panels for Notebook Computer, Monitor, Television, etc	LG Display	5,644 (96.0%)
	Other Sales	TFT-LCD (Korea*)	Panels for Notebook Computer, Monitor, Television, etc	LG Display	232(4.0%)

Total					5,876(100%)

*	Including local export.
**	Period: January 1, 2010 ~ March 31, 2010.

B. Average selling price trend of major products

The average selling prices of LCD panels have decreased due to oversupply for LCD panels. The average selling prices of LCD panels are expected to continue to fluctuate due to imbalances in the supply and demand for LCD panels.

(Unit: US$ / m 2)

Description	2010 Q1	2009 Q4	2009 Q3	2009 Q2
TFT-LCD panel	838	809	833	739

*	Semi-finished products in the cell process have been excluded.
**	Quarterly average selling price per square meter of net display area shipped

C. Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won)

Business area	Purchase types	Items	Specific use	Purchase price	Ratio (%)	Suppliers
TFT-LCD	Raw Materials	Glass	LCD panel manufacturing	954	26.91%	Samsung Corning Precision Glass Co., Ltd., Nippon Electric Glass Co., Ltd., etc.
		Backlight		1,021	28.78%	Heesung Electronics Ltd., etc.
		Polarizer		502	14.16%	LG Chem, etc.
		Others		1,069	30.15%	—

Total				3,546	100%	—

*	Period: January 1, 2010 ~ March 31, 2010
**	Based on separate K-IFRS.

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4. Production and Equipment

A. Production capacity and calculation

(1) Calculation method of production capacity

First Quarter: Maximum monthly input capacity during the quarter x number of months (3 months).

(2) Production capacity

(Unit : 1,000 Glass sheets)

Business area	Items	Business place	2010 (Q1)	2009	2008
TFT-LCD	TFT-LCD	Gumi, Paju	1,525	6,219	3,931

*	Based on glass input substrate size for eighth-generation glass sheets

B. Production performance and utilization ratio

(1) Production performance

(Unit: 1,000 Glass sheets)

Business area	Items	Business place	2010 (Q1)	2009	2008
TFT-LCD	TFT-LCD	Gumi, Paju	1,477	5,231	3,514

*	Based on glass input substrate size for eighth-generation glass sheets

(2) Utilization Ratio

(Unit: Hours)

Business place (area)	Available working hours of 2010 (Q1)	Actual working hours of 2010 (Q1)	Average utilization ratio
Gumi (TFT-LCD)	2,160 (24 hours x 90 days)	2,160 (24 hours x 90 days)	100.0%
Paju (TFT-LCD)	2,160 (24 hours x 90 days)	2,160 (24 hours x 90 days)	100.0%

C. Investment plan

In connection with our strategy to expand our TFT-LCD production capacity, we estimate that we will incur capital expenditures of approximately (Won)5.5 trillion in 2010. Such amount is subject to change depending on business conditions and market environment.

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5. Sales

A. Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2010 (Q1)*	2009*	2008**
TFT-LCD	Products, etc.	TFT-LCD	Overseas	5,644	19,091	15,200
			Korea***	232	947	1,064

			Total	5,876	20,038	16,264

*	Based on K-IFRS.
**	Based on Korean GAAP.
***	Includes local export.

B. Sales route and sales method

(1) Sales organization

•	As of March 31, 2010, each of our IT Business Unit, Television Business Unit and Mobile/OLED Business Unit had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, Singapore and China (Shanghai and Shenzhen) perform sales activities and provide local technical support to customers.

(2) Sales route

One of the following:

•	LG Display HQ g Overseas subsidiaries (USA/Germany/Japan/Taiwan/Singapore/China (Shanghai and Shenzhen)), etc. g System integrators, Branded customers g End users

•	LG Display HQ g System integrators, Branded customers g End users

(3) Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand of LCD panels

(4) Sales strategy

•	To secure stable sales to major personal computer makers and the leading consumer electronics makers globally

•

To increase sales of premium notebook computer products, to strengthen sales of the larger size and high-end monitor segment and to lead the large and wide LCD television market including in the category of full-high definition 120Hz television monitors

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•

To diversify our market in the mobile business segment, including products such as mobile phone, P-A/V, automobile navigation systems, e-book, aircraft instrumentation and medical diagnostic equipment, etc.

(5) Purchase Orders

•

Customers generally place purchase orders with us one month prior to delivery. Our customary practice for procuring orders from our customers and delivering our products to such customers is as follows:

•

Receive order from customer (overseas sales subsidiaries, etc.) g Headquarter is notified g Manufacture product g Ship product (overseas sales subsidiaries, etc.) g Sell product (overseas sales subsidiaries, etc.)

6. Market Risks and Risk Management

A. Market Risks

Our industry continues to experience steady declines in the average selling prices of display panels irrespective of cyclical fluctuations in the industry, and our margins would be adversely impacted if prices decrease faster than we are able to reduce our costs.

The TFT-LCD industry is highly competitive. We have experienced pressure on the prices and margins of our major products due largely to additional industry capacity from panel makers in Korea, Taiwan, China and Japan. Our main competitors in the industry include Samsung Electronics, Samsung Mobile Display, Infovision, Hydis Technologies, AU Optronics, Chi Mei Innolux, Chunghwa Picture Tubes, HannStar, SVA-NEC, BOE-OT, Sharp, Hitachi, TMDisplay, Mitsubishi, Sony and IPS-Alpha.

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, performance and reliability, successful and timely investment and product development, success or failure of our end-brand customers in marketing their brands and products, component and raw material supply costs, and general economic and industry conditions. We cannot provide assurance that we will be able to compete successfully with our competitors on these fronts and, as a result, we may be unable to sustain our current market position.

Our results of operations are subject to exchange rate fluctuations. To the extent that we incur costs in one currency and generate sales in a different currency, our profit margins may be affected by changes in the exchange rates between the two currencies. Our sales of display panels are denominated mainly in U.S. dollars, whereas our purchases of raw materials are denominated mainly in U.S. dollars and Japanese Yen. Our risk management policy regarding foreign currency risk is to minimize the impact of foreign currency fluctuations on our foreign currency denominated assets and liabilities.

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B. Risk Management

The average selling prices of display panels have declined in general and could continue to decline with time irrespective of industry-wide cyclical fluctuations. Certain contributing factors for this decline will be beyond our ability to control and manage. However, in anticipation of such price decline we have continued to develop new technologies and have implemented various cost reduction measures. In addition, in order to manage our risk against foreign currency fluctuations, we have entered into cross-currency interest rate swap contracts and foreign currency forward contracts.

7. Derivative contracts

A. Hedge against Interest Rate Risks

•

Our exposure to interest rate risks relates primarily to our debt obligations, including loans and debentures. In order to hedge against such interest rate risks, we enter into interest rate swap contracts with respect to interest rates for some of our existing floating rate debt. Details of our interest rate swaps outstanding as of March 31, 2010 are as follows:

(In millions of US$, except forward rate)
Bank	Maturity date	Contract amount		Contract rate
Standard Chartered First Bank Korea	May 24, 2010	US$	100	Receiving floating rate	6-month LIBOR
				Paying fixed rate	5.644%

The following table shows the fair value of our interest rate swaps as of the dates indicated:

(Unit: In millions of Won)

Type	As of March 31, 2010		As of December 31, 2009
Gain (Loss) on valuation of interest rate swaps	(Won)	(5,032)	(3,699)
Financial assets (liabilities)		(5,032)	(3,699)

B. Hedge against Currency Risks

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than our functional currency, the Korean Won. The principal such foreign currencies are the U.S. dollar, the Euro and the Japanese Yen. We generally use forward exchange contracts with a maturity of less than one year from the end of the fiscal period to hedge against currency risks.

Interest on our borrowings are denominated in Korean Won, the U.S. dollar or the Japanese Yen. Since cash generated from our operations are also denominated in these three currencies, we have not entered into any derivative contracts to hedge against foreign currency denominated interest expenses.

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In respect of other monetary assets and liabilities denominated in foreign currencies, we ensure that our net exposure is kept at an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances. In addition, we also adjust the factoring volumes of foreign currency denominated receivables and utilize usances as means of settling accounts payables relating to our capital expenditures, in response to currency fluctuations.

C. Recognized Assets and Liabilities

Changes in the fair value of (i) forward exchange contracts used to hedge foreign currency risk exposure of monetary assets and liabilities denominated in foreign currencies and (ii) forward exchange contracts for which hedge accounting is not applied, are recognized in profit or loss. Both changes in fair value of forward contracts and foreign exchange gains and losses relating to monetary items are recognized as part of finance costs. The fair value of forward exchange contracts used as hedges for monetary assets and liabilities denominated in foreign currencies as of March 31, 2010 was (Won)7,316 million ((Won)2,674 million as of December 31, 2009).

8. Major contracts

•

January 2009: We entered into a long-term supply agreement with Apple Inc. to supply LCD panels to Apple Inc. for 5 years. In connection with the Agreement, we received long-term advances from Apple Inc. in the amount of US$500,000,000 in January 2009 which will be offset as the consideration for products supplied to Apple Inc.

9. Research & Development

A. Summary of R&D Expense

(Unit: In millions of Won)

	Account	2010* (Q1)	2009*	2008**
	Material Cost	112,405	400,467	302,445
	Labor Cost	62,554	191,507	128,041
	Depreciation Expense	18,466	89,459	21,679
	Others	21,486	92,905	49,027
	Total R&D Expense	214,911	774,338	501,192

Accounting Treatment	Selling & Administrative Expenses	50,941	168,081	148,037
	Manufacturing Cost	141,295	505,582	353,155
	Development Cost (Intangible Assets)	22,675	100,675	—
	R&D Expense / Sales Ratio [Total R&D Expense÷Sales for the period×100]	3.7%	3.8%	3.2%

*	Based on separate K-IFRS.
**	Based on non-consolidated Korean GAAP.

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B. R&D achievements

[Achievements in 2007]

1) Development of first Poland model

•	32-inch HD model

2) Development of socket type backlight model

•	42-inch FHD model

•	47-inch HD/FHD model

3) Development of new concept backlight model

•	Development of 32-inch HD model

•	42/47-inch model under development

4) Development of interlace image sticking free technology and model

•	Improvement of low picture quality caused by television interlace signals

5) Development of TFT-LCD with ODF (One Drop Filling) for mobile phone application

•	Our first ODF model for mobile phone application (1.52 inch)

6) Development of GIP (Gate in Panel) application model 15XGA

•	Removal of gate drive integrated circuits: 3ea g 0ea

•	Reduction in net material costs and shortening of assembly process

7) 24-inch TN (92%) monitor model development

•	The world’s first large-size panel TN application

•	Realization of 92% high color gamut on the world’s largest TN panel

8) 15.4-inch LED backlight applied model development

•	The world’s first 15.4-inch wide LED-applied display panel for notebook computers

•	The world’s largest LED-applied panel for notebook computers

9) Development of FHD 120Hz display panel

•	37- to 47-inch FHD model

10) Development of backlight localization model

•	32-inch HD model

11) Development of enhanced Dynamic Contrast Ratio technology

•	32-inch HD model

•	Enhanced from 5000:1 to 10000:1

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12) Development of technology that improves panel transmittance

•	Expected to be applied to new models

13) Development of THM (through-hole mounting) technology and model

•	37- to 47-inch model

•	Providing more mounting options to users

14) Development of the world’s first DRD (Double Rate Driving) technology-applied model

•	Reduction in source drive integrated circuits: 6ea g 3ea

•	Reduction in net material costs and shortening of assembly process

15) COG (Chip On Panel) applied model development

•	Development of thin and light LCD panels made possible by flat type structure

16) 26-inch/30-inch IPS 102% monitor model development

•	Development of 26-inch/30-inch IPS model that can realize 102% wide color gamut

17) 2.4-inch narrow bezel for Mobile Display

•

The borders on the left and right sides of this 2.4-inch qVGA-resolution (240RGB×320) LCD panel measure just 1mm each. Most a-Si TFT LCD panels currently produced generally have borders measuring closer to 2mm

18) Development of 6-inch Electrophoretic Display Product (EDP) to be used in e-books. The first EPD product for LG Display

•	The first EDP to be developed and launched for e-books, the 6-inch SVGA-resolution (800RGBX600)

EDP will be supplied to SONY

[Achievements in 2008]

19) 42FHD Ultra-Slim LCD television development

•	Development of ultra-slim (19.8mm in thickness) 42-inch television panel

20) 37FHD COF adoption LCD television development

•	Cost reduction with TCP g COF change: $2.4 (as of March 2008)

21) CCFL scanning backlight technology development

•	Achieve 6ms MPRT from 8ms

22) 24WUXGA monitor model development applying RGB LED backlight

•	High color gamut (NTSC > 105%), color depth (10 bit)

23) 13.3-inch notebook computer model development applying LED backlight

•	Thin & Light model development applying LED backlight and COG technology

(3.5mm in thickness, 275g in weight)

24) IPS GIP technology development

•	Developed LCD industry’s first WUXGA GIP technology in wide view mode area (IPS, VA)

•	Comparative advantage in cost & transmittance over VA

25) Notebook computer model development applying RGB LED backlight

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•	High color gamut (100%) notebook computer model development applied RGB LED backlight

26) Free form LCD development (Elliptical, Circle)

•	Development of the world’s largest 6-inch elliptical and 1.4-inch circular-shaped LCD panels

•

Developing non-traditional shaped displays by applying (i) error-free, cutting-edge techniques to overcome technical limitations in making curved LCD panels, (ii) accumulated panel design knowledge and (iii) unique screen information processing algorithm

•

Potential applications of the elliptical-shaped LCD panels include digital photo frame, as well as instrument panels for automobiles and home electronics. The circular LCD panel is expected to make a huge impact in the design of small digital devices like mobile phones, watches and gaming devices.

27) 42HD power consumption saving technology development

•	Power consumption reduction using lamp mura coverage technology which reduces the number of lamps used for B/L from 18pcs(160W) to 9pcs(80W) in case of 42-inch HD LCD panels

28) New liquid crystal development

•	CR: Up 5% compared with the MP level

•	Material cost is similar to the MP material

39) New AG Polarizer development

•	New Polarizer which has a low CR drop ratio under bright room condition

•	CR drop ratio under 1,500lux compared with dark room condition : 82% g 67%

30) PSM (Potential Sharing Method) technology development

(Improves the Yogore mura characteristics by applying a different electric circuit driving method)

•	The time for Yogore mura occurrence delayed by more than 50%

: Black line 1 level base, 552Hrs, 720Hrs g 1,392Hrs, 2,064Hrsh

31) LED backlight 47FHD television model in development

•	Development of next generation light source which enables realization of ultra slim LCD panels

32) 24WUXGA monitor model development applying RGB LED backlight

•	Our first green & slim monitor model development applying white LED backlight (thickness 18.3mm)

•	Our first display port interface type monitor

33) Line up of aspect ratio 16:9 wide models (185W, 23W, 27W)

•	16:9 models provide for better productivity and larger contents area than existing 16:10 models

•	Supports HD or FHD that are compatible with television applications

•	Development of our first 27W size model

34) Power consumption saving monitor model development

•	Reduces power consumption by 40% by decreasing the number of B/L lamps from 4pcs to 2pcs (17SXGA, 19SXGA, 185WXGA, 19WXGA+. 22WSXGA+)

35) Notebook model development applying VIC (Viewing Image Control) technology

•

Unlike existing models which use external polarizer attachments to adjust viewing angles, the VIC technology allows for the adjustment to be controlled by the LCD panel itself. (Wide viewing angle « Narrow viewing angle)

20

36) Notebook model development applying 0.3t glass

•	Thin & Light model development applying 0.3t glass

37) 8.9-inch small-sized notebook (netbook) model development

•	Development of minimum size notebook model for improved portability

38) New aspect ratio 16:9 notebook model development

•	Existing aspect ratios: 16:10, 4:3

•	New aspect ratio 16:9, 15.6-inch notebook model development

39) Development of highest resolution for mobile application that uses the a-Si method.

•	Development of the world’s first 3-inch WVGA LCD panels (300ppi)

40) 42FHD super narrow bezel LCD television development

•	Development of narrow bezel (10.0mm in metal bezel) 42-inch television panel

41) 47FHD slim depth & narrow bezel LCD television development

•	Development of slim (20.8mm in thickness) & narrow bezel (14.0mm in metal bezel) 47-inch television panel

42) Display port development

•	Securing the next generation Interface technology that will replace the current LVDS interface: Decreases the number of connector pins from 91pin (51+41) to 30pin and improves EMI characteristics

43) LCM rotation circuit development

•	Increases the design flexibility of television sets by using a 180° screen rotation function

44) Small- to medium-sized television model development

•	To meet increased demand for secondary television sets

•	19/22/26 inch model development

45) 55FHD television model development

•	Development of 55-inch (a new category) television panel applying scanning B/L technology

46) Development of television model applying GIP+TRD technology

•	Development of 32-inch and 26-inch HD television applying GIP+TRD technology

47) One PCB structure development

•	Achieving cost reduction by combining Source PCB with Control PCB: $1.94g$1.1

48) 42FHD Gate Single Bank technology development

•	Reduction in gate driver integrated circuits by applying 42FHD Gate Single Bank technology: 8ea g 4ea

49) 22-inch WSXGA+ model development for Economy IPS Monitor

•	Development of the world’s first Economy IPS 22-inch WSXGA+ model

•	Achieving cost competitiveness by applying various cost reduction technologies, including DBEF-D sheet deletion

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50) 21.5-inch TN FHD model development applying 960ch source driver integrated circuits chip

•	Development of LG Display’s first 21.5-inch wide-format TN FHD model

•	Increased cost competitiveness by applying 960ch source driver integrated circuits chip, which reduces the number of integrated circuits: 8ea g 6ea

51) 27-inch TN FHD model development applying BDI (Black Data Insertion) technology

•	Development of LG Display’s first 27-inch wide-format TN FHD model that applies BDI technology, which removes motion picture afterimages

•	Applying CCA (Color Compensation Algorism) technology that enables the display of superior color tone

•	Achieving 16:9 spect ratio, more than 2.07 million pixel and FHD Resolution

52) a-Si TFT based 3-inch DOD AMOLED technology development

•	Development of the world’s first 3-inch AMOLED applying a-Si TFT and DOD Structure

•	Possible to use prior LCD infrastructure (a-SI TFT) to develop AMOLED

53) Development of AMOLED applying new crystallization (A-SPC) technology

•	Development of the world’s first AMOLED applying non-laser crystallization method (A-SPC)

•	Development of the world’s largest AMOLED television (15-inch HD)

[Achievements in 2009]

54) Developments of 15.6-inch, 18.5-inch HD monitors for emerging market

•	Achieving cost reduction by focusing on basic functions and by applying GIP and DRD

55) Development of 22-inch WSXGA+ monitor applying White LED backlight

•	Development of our first environmentally friendly slim model (14.5mm in thickness)

•	Reduces power consumption by 47% compared to conventional CCFL model by applying White LED backlight

56) Development of 24-inch WUXGA+ monitor applying GIP

•	Development of the world’s first monitor applying IPS GIP technology

•	Increased cost competitiveness by applying 960ch source driver integrated circuits chip, which reduces the number of integrated circuits: 8ea g 6ea

57) Development of 55/47/42-inch FHD LED models

•	Development of “Direct thicker” LED model MP

•	Realization of TM240Hz

58) 240Hz driving technology development

•	Development of the world’s first 1 Gate 1 Drain 240Hz driving technology

59) Development of low voltage liquid crystal development

•	Improving contrast ratio by 2.7%

•	Decreases voltage used in liquid crystals reducing circuit heat; decreases voltage by 6.9%

60) Development of Ez (Easy) Gamma technology

•	Minimize Gamma difference by using new measuring algorithm: 2.2±0.6 g 2.2±0.25

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61) Development of 22-inch White+ technology

•	Increases transmissivity by 66% by using White+ Quad type pixel structure

62) Development of 55FHD direct slim LED model

•	Development of the world’s first direct-mounted 16.3mm depth slim LCM

•	Realization of 240 block local dimming and Trumotion 240Hz

63) Development of 42HD GIP +TRD technology

•	The world’s first application of the 42HD GIP + TRD structure

•	Removal of gate drive integrated circuits: 3ea g 0ea

•	Reduction in source drive integrated circuits: 6ea g 2ea

64) Development of TV3 CR5 Color PR

•	Realization of 100% BT709 reiteration rate by applying RGB Color Locus

•	Achieving a 5% increase in CR by decreasing size of Color PR pigment

65) Development of the world’s first slim 27W FHD TN monitors

•	Reduces thickness by applying edge-mounted backlight: 37.2t g 21.6t

•	Reduces power consumption by 60% compared to conventional models by applying 4Lamp

•	Realization of MPRT 8ms by applying BDI technology

66) Development of the world’s first 25W FHD TN new size monitors

•	Development of new aspect ratio model: 16:9 wide-format

•	Reduction in the number of driver integrated circuits by applying 960ch Source Driver: 8ea g 6ea

•	Removal of gate driver integrated circuits by applying GIP (Gate in Panel) technology

67) Development of 16:9 wide-format power consumption saving monitors (200W HD+, 215W FHD, 230W FHD)

•	Reduces power consumption by 40% compared to conventional models by applying 2Lamp

•	Slim design which reduces thickness: 17.0t g 14.5t

•	To meet Energy Star 5.0 standards

68) Development of the world’s first 22-inch WSXGA+ DRD (Double Rate Driving) monitors

•	A 50% reduction in source driver integrated circuits by applying Double Rate Driving technology: 8ea g

•	4ea

•	Removal of gate driver integrated circuits by applying GIP technology

•	Application of optimum thin-film transistor structure for Double Rate Driving monitors

69) Development of the world’s first 23W e-IPS monitors

•	Slim design: Reduces thickness by applying edge-mounted backlight: 35.7t g 17t

•	Reduces power consumption by 50% compared to conventional model by applying 4Lamp

•	Realization of high aperature ratio by applying UH-IPS technology

•	Reduction in the number of integrated circuits by applying 960ch source driver: 8ea g 6ea

•	Removal of gate driver integrated circuits by applying GIP technology

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•	To meet Energy Star 5.0 standards

70) Development of high efficiency backlight technology

•	Removal of DBDEF-D Sheet by increasing backlight luminance level by more than 30%

g	development of high efficiency lamp and improvement of optics sheet optical efficiency

71) Development of GIP and high aperature ratio technology for QHD IPS model

•	Stable GIP output in QHD IPS models

•	Maximizing transmissivity by applying UH-IPS technology and asymmetric pixel design

72) Development of three-dimensional display technology using the shutter glasses method.

•	Realization of stable rate of 172Hz

•	Realization of 4port low voltage differential signaling frequencies at a rate of 400MHz

•	Realization of ODC (Over Driver Circuit) tuning of GTG 3.5ms which is optimum for three-dimensional display

73) Development of 17.1-inch wide-format slim (flat type) panel applying COG (Chip On Panel) chip, our largest slim (flat type) panel

•	Development of our largest size slim (flat type) model (previously, our largest model was the 15.4-inch wide-format)

•	Reduction in thickness : 6.5mm g 4.3mm

74) Development of new high resolution 101W model (1024x600, 1366x768)

•	Achieving higher resolution : 1024x576 g 1024x600, 1366x768

75) Development of world’s first 17.3-inch HD+ LED panel for notebook computers

•	New size and resolution for 16:9 wide-format

•	Existing model: 17.1-inch WXGA+ 1400x900 / New model: 17.3-inch HD+ 1600x900

76) Development of 13.3-inch HD LED panel for notebook computers

•	New size and resolution for 16:9 wide-format

77) Development of world’s first 14.0-inch HD+ LED panel for notebook computers

•	New size and HD+ resolution (1600x900) for 16:9 wide-format

78) Development of world’s first 15.6-inch HD+ LED panel for notebook computers

•	First HD+ resolution (1600x900) for 16:9 wide-format

79) Development of world’s first 15.6-inch FHD LED panel for notebook computers

•	First FHD resolution (1920x1080) for 16:9 wide-format

80) Development of the first Green PC models (13.3-inch, 14.0-inch, 15.6-inch)

•	First models applying Green product concept (halogen free, low power consumption)

81) Development of DRD (Double Rate Driving) technology applying COG (Chip on Glass)

•	Development of the first COG that applies DRD technology (a 50% reduction in the number of COG drive integrated circuits)

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82) Development of 10.1-inch SD (1024 x 600) model for netbooks

•	Improved resolution: 1024 x 576 g 1024 x 600

•	Reduction in cost by applying COG instead of COF

83) Development of 10.1-inch HD (1366 x 768) model for netbooks

•	Highest resolution among 10.1-inch models

•	Reduction in cost by applying GIP technology

84) Development of 17.1-inch WUXGA flat type model

•	Development of largest flat type model (previously, largest model was 15.4-inch)

•	The thinnest among 17.1-inch models

•	Reduction in thickness: 6.5t g 4.3t

85) Developments of 11.6-inch HD monitor for netbooks

•	Development of largest/ highest resolution monitor for netbooks

•	Reduction in cost by applying GIP technology

86) Development of low-cost 26-inch and 32-inch HD model for televisions

•	World’s first monitor without a cover shield

•	Application of sheet type support side

•	Reduction in cost by applying low-cost single bottom covers for mold frames

87) Development of large-sized (42-inch/47-inch) edge type LED LCD model for televisions

•	Development of our first model for televisions applying edge type LED backlight (mass production commenced in September 2009)

•	Slim depth (11.9mm in thickness) & narrow bezel (18mm in thickness)

88) Development of world’s first S/D-IC + Tcon merging technology applicable to television monitors

•	Minimizing size of printed circuit board by applying 1380ch S/D-IC + ASIC technology and removing ASIC chip

•	A 49% cost reduction in manufacturing circuits

89) Achieving a full product line-up for netbook monitors

•	A full product line-up that covers the full spectrum of netbook monitor sizes from 8.9-inch to 11.6-inch models

90) Development of our first flat type monitor for netbooks

•	Development of 11.6-inch flat type HD monitor

91) Development of new LED-applied model utilizing vertical LED array technology

•	Development of 15.6-inch HD model applying vertical

LED array technology (technology applied in existing models: horizontal LED array)

•	Reduction in power consumption and raw material costs

92) Development of world’s first 21.5W FHD IPS monitor applying white LED backlight technology

•	Application of environmentally friendly components including white LED backlight and halogen free parts

•	Achievement of high luminance (more than 330nit) by applying high efficiency white LED backlight

•	A 100% sRGB coverage

25

93) Development of world’s first 27W QHD IPS monitor applying white LED backlight technology

•	Application of environmentally friendly components including white LED backlight and halogen free parts

•	Achievement of high luminance (more than 380nit) by applying high efficiency white LED backlight

•	A 100% sRGB coverage

•	Realization of high resolution (2560x1440)

•	Removal of gate driver integrated circuits by applying GIP (Gate In Panel) technology

94) Development of world’s first 19-inch WXGA monitor applying DRD (Double Rate Driver)

•	A 50% reduction in the number of source driver integrated circuits by applying DRD (Double Rate Driving) technology

•	Removal of gate driver integrated circuits by applying GIP (Gate In Panel) technology

•	Optimization of TFT design structure for DRD (Double Rate Driver) technology

95) Development of world’s first 22W e-IPS monitor applying GIP (Gate In Panel) technology

•	Achievement of high aperture ratio by applying UH-IPS technology

•	Reduction in the number of source driver integrated circuits by applying 960 channel chip (8eag6ea)

•	Removal of gate driver integrated circuits by applying GIP (Gate In Panel) technology

96) Development of world’s first QHD new high resolution monitor (27W QHD)

•	Achievement of high resolution (2560 x 1440)

•	Maximization of aperture ratio applying UH-IPS technology and elimination of gate driver integrated circuits by applying GIP (Gate In Panel) technology

•	Achievement of high luminance and sRGB coverage of 100% applying high efficiency white LED

97) Development of world’s first monitor applying GIP (Gate In Panel), DRD (Double Rate Driver) and I-VCOM monitor (185W HD)

•	50% reduction in the number of source driver integrated circuits by applying DRD (Double Rate Driving) technology

•	Elimination of gate driver integrated circuits by applying GIP (Gate In Panel) technology

•	Elimination of DBEF Optical sheet by applying I-VCOM technology and optical efficiency improvement in backlight

98) Development of shutter glass type three-dimensional monitor with full high definition

•	172Hz operation frame rate

•	Highest data interface speed of over 400MHz in 4port LVDS interface and achievement of GTG 3.5ms by optimal tuning of ODC (Over Driving Circuit)

99) One layer vertical LED monitor development and reinforcement of monitor product line up (200W HD+, 215W FHD, 230W FHD)

•	Minimization of the number of LED PKG applying vertical array structure

•	Elimination of DBEF Sheet applying two-in-one LED PKG

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•	Slim design: optimization of mechanical structure

100) Development of world’s first notebook monitor applying 2ea Sheet Backlight

•	Achieving cost competitiveness by switching from conventional 3~4ea sheet to 2ea complex sheet backlight (with the Diffuser Sheet eliminated)

[Achievements in 2010]

101) Development of 9.7-inch AH-IPS model for Apple’s i-Pad.

•	Development of the world’s first IPS Tablet

•	Achieving the following viewing angles by applying AH-IPS: top (80°) / bottom (80°) / left (80°) / right (80°)

102) Development of second Green PC products (13.3-inch, 14.0-inch and 15.6-inch in high-definition)

•	Thin and light; low electricity consumption thereby increasing battery life

•	Development of Company-led flat product market

103) Development of world’s first TruMotion 480Hz product (47-inch and 55-inch in full high-definition)

•	World’s first application of 240hz driving technology and scanning technology to achieve TruMotion 480Hz.

•	Achieving full high-definition for three-dimensional display panels using GPR technology

105) Development of our first large-sized display panels viewable in three-dimension using shutter glasses (42-inch, 47-inch,

55-inch in full high-definition)

•	Achieving high aperture ratio by applying S-IPS V technology

•	Removal of gate driver integrated circuits by applying GIP technology

•	Reduction in the number of integrated circuits (from 8ea to 6ea) by applying 960Ch source driver integrated circuits

106) World’s first LCD product which uses the LCD monitor’s bottom cover as the back cover of a television set (32-inch, 37-inch and 42-inch in full high-definition)

•	Removal of the television set back cover by replacing it with the LCD monitor’s bottom cover. Co-designed with a third party

107) Development of 42-inch and 47-inch full high-definition display panels for television to be sold in emerging markets

•	Focusing on basic functions and removing functions that are costly

•	Achieving cost reduction by applying GIP technology

108) Developing intra interface technology for large-sized, high resolution, high frequency display panels

•	Improved data transmission rate (from 660Mbps to 1.6Gbps)

•	Developing slim PCBs by decreasing the number of transmission lines

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10. Customer Service

In order to highlight the importance of creating customer value, we have formulated a roadmap toward creating customer value and have shared this information with all of our employees. Through our “Voice of Customer” campaign, we have responded to customer feedback including complaints, suggestions, praises, enquiries and requests as soon as they were made and we have made efforts to change any negative feedback made by a customer into a positive feedback through such prompt response. In addition, in order to support our customers, we have established IPS camps and have cooperated with our customers to promote IPS technology. Furthermore, we have hosted “Why LGD” campaigns in order to provide superior products and services to our customers including in the areas of technology, quality, responsiveness, delivery and cost. We also monitor customer opinion through annual customer satisfaction surveys and customer interviews, and the results of such surveys and interviews are reflected in the performance evaluation of our executive officers.

11. Intellectual Property

As of March 31, 2010, we currently hold a total of 12,650 patents, including 5,806 in Korea, and 6,844 in other countries.

12. Environmental Matters

We are subject to strict environmental regulations and we may be subject to fines or restrictions that could cause our operations to be interrupted. Our manufacturing processes generate chemical waste, waste water and other industrial waste at various stages in the manufacturing process, and we are subject to a variety of laws and regulations relating to the use, storage, discharge and disposal of such chemical by-products and waste substances. We have installed various types of anti-pollution equipment, consistent with industry standards, for the treatment of chemical waste and equipment for the recycling of treated waste water at our various facilities. However, we cannot provide assurance that environmental claims will not be brought against us or that the local or national governments will not take steps toward adopting more stringent environmental standards. Any failure on our part to comply with any present or future environmental regulations could result in the assessment of damages or imposition of fines against us, suspension of production or a cessation of operations. In addition, environmental regulations could require us to acquire costly equipment or to incur other significant compliance expenses that may materially and negatively affect our financial condition and results of operations.

We have also voluntarily agreed to reduce emission of greenhouse gases, such as per fluoro compounds, or PFCs, and sulfur hexafluoride, or SF6, gases, by installing PFC abatement systems to meet voluntary emissions targets for the TFT-LCD industry by 2010. We installed PFC abatement systems at all of our production lines when the production facilities were being constructed. We also installed a SF6 abatement system in P1 in April 2005 and in P6 in December 2009 and we intend to install similar abatement systems in our other production facilities through implementation of Clean Development Mechanism, or CDM, projects. Our methodology for SF6 decomposition has been approved by the CDM Executive Board, an entity established by the parties to the United Nations Framework Convention on Climate Change, or UNFCCC, in February 2009. Our CDM project design document, or PDD, for such projects has been approved by the Korean government in December 2009, and has been validated by the SGS Group, which is certified as a designated operational entity for CDM projects, in February 2010. The PDD has been submitted to the CDM Executive Board and is currently awaiting its final validation.

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In addition, as of March 31, 2010, we were party to voluntary agreements, which reflect a coordinated energy conservation initiative between government and industry, with respect to our operation of P1 through P8, the Gumi module production plant and the Paju module production plant. In accordance with such agreements, we have implemented a variety of energy-saving measures in those facilities, including installation of energy saving devices and consulting with energy conservation specialists. We also established an overall greenhouse gas emissions inventory system for our domestic sites, which was verified by Lloyd’s Register Quality Assurance, which is certified as the designated operational entity for CDM by the CDM Executive Board. Operations at our manufacturing plants are subject to regulation and periodic monitoring by the Korean Ministry of Environment and local environmental protection authorities. We believe that we have adopted adequate anti-pollution measures for the effective maintenance of environmental protection standards consistent with local industry practice, and that we are in compliance in all material respects with the applicable environmental laws and regulations in Korea. Expenditures related to such compliance may be substantial. Such expenditures are generally included in capital expenditures. As required by Korean law, we employ licensed environmental specialists for each environmental area, including air quality, water quality, toxic materials and radiation. We currently have ISO 14001 certifications with respect to the environmental record for P1 through P7, our OLED production facility in Gumi, Korea, our Gumi module production plant and our Paju module production plant, as well as our module production plants in Nanjing and Guangzhou, China. We have been certified by the Korean Ministry of Environment as a “Green Company”, with respect to our environmental record for P1 and our module production plant in Gumi since 1997, with respect to our operations at P2 and P3 since 2006, and with respect to our operations at P4, P5 and P6 since 2008.

We also have an internal monitoring system to control the use of hazardous substances in the manufacture of our products as we are committed to compliance with all applicable environmental laws and regulations, including European Union Restriction of Hazardous Substances (RoHS) Directive 2002/95/EC, which took effect on July 1, 2006 and restricts the use of certain hazardous substances in the manufacture of electrical and electronic equipment. In June 2006, we became the first TFT-LCD panel manufacturer to be recognized as an internationally accredited RoHS testing laboratory by the European Union’s German accreditation organization, EU TÜV SÜD. In October 2007, we became the first TFT-LCD company to be certified the International Electrotechnical Commission-Hazardous Substance Process Management (IECQ-HSPM) QC 080000, which is an international system requirements document intended to help organizations manage hazardous substances in their components and products through hazardous substance process management, and demonstrates the organization’s conformity with RoHS.

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Furthermore, we are operating a “green purchasing system,” which excludes the hazardous materials at the purchasing stage. This system has enabled us to comply with various environmental legislations of hazardous substances, including the European Union RoHS.

13. Financial Information

A. Financial highlights (Based on consolidated K-IFRS)

(Unit: In millions of Won, except for per share data)

Description	As of March 31, 2010	As of December 31, 2009
Current Assets	8,617,176	8,226,142
Quick Assets	6,900,799	6,558,362
Inventories	1,716,377	1,667,780
Non-current Assets	12,149,434	11,477,335
Investments	322,984	409,145
Tangible Assets	10,395,960	9,596,497
Intangible Assets	356,188	352,393
Other Non-current Asset	1,074,302	1,119,300
Total Assets	20,766,610	19,703,477
Current Liabilities	6,845,190	6,495,071
Non-current Liabilities	3,400,757	3,168,657
Total Liabilities	10,245,947	9,663,728
Capital Stock	1,789,079	1,789,079
Capital Surplus	2,251,113	2,251,113
Capital Adjustment	—	—
Other Accumulated Comprehensive Income (Loss)	(55,731)	(51,005)
Retained Earnings	6,536,202	6,050,562

Total Shareholder’s Equity	10,520,663	10,039,749

30

Description	For the three months ended March 31, 2010	For the three months ended March 31, 2009
Sales Revenues	5,876,347	3,542,309
Operating Income (Loss)	789,423	(317,280)
Income (Loss) from continuing operation	648,625	(346,633)
Net Income (Loss)	648,625	(346,633)
Earnings (loss) per share – basic	1,814	(969)
Earnings (loss) per share – diluted	1,732	(969)

B. Financial highlights (Based on separate K-IFRS)

(Unit: In millions of Won, except for per share data)

Description	As of March 31, 2010	As of December 31, 2009
Current Assets	8,308,226	7,973,355
Quick Assets	6,919,029	6,687,050
Inventories	1,389,197	1,286,305
Non-current Assets	12,002,751	11,283,512
Investments	1,131,151	1,188,857
Tangible Assets	9,532,562	8,730,263
Intangible Assets	339,755	340,885
Other Non-current Asset	999,283	1,023,507
Total Assets	20,310,977	19,256,867
Current Liabilities	6,484,684	6,120,663
Non-current Liabilities	3,357,019	3,102,006
Total Liabilities	9,841,703	9,222,669
Capital Stock	1,789,079	1,789,079
Capital Surplus	2,251,113	2,251,113
Capital Adjustment	—	—
Other Accumulated Comprehensive Income (Loss)	(2,273)	(17,366)
Retained Earnings	6,431,355	6,011,372

Total Shareholder’s Equity	10,469,274	10,034,198

31

Description	For the three months ended March 31, 2010	For the three months ended March 31, 2009
Sales Revenues	5,840,744	3,426,949
Operating Income (Loss)	704,089	(408,456)
Income(Loss) from continuing operation	599,044	(433,567)
Net Income (Loss)	599,044	(433,567)
Earnings (loss) per share – basic	1,674	(1,212)
Earnings (loss) per share – diluted	1,596	(1,212)

C. Consolidated subsidiaries

Company	Primary Business	Location	Ownership Ratio
LG Display America, Inc.	Sales	U.S.A	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing and sales	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Poland Sp. zo.o.	Manufacturing and sales	Poland	80%
LG Display Guangzhou Co., Ltd.	Manufacturing and sales	China	90%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Co., Ltd.	Sales	Singapore	100%
LG Electronics (Nanjing) Plasma Co., Ltd.	Manufacturing and sales	China	100%
L&T Display Technology (Xiamen) Co., Ltd.	Manufacturing and sales	China	51%
L&T Display Technology (Fujian) Co., Ltd.	Manufacturing and sales	China	51%

32

D. Status of equity investment

•	Status of equity investment as of March 31, 2010:

Company	Paid-in Capital		Equity Investment Date	Ownership Ratio
LG Display America, Inc.	US$	5,000,000	September 24, 1999	100%
LG Display Germany GmbH	EUR	960,000	November 5, 1999	100%
LG Display Japan Co., Ltd.		¥95,000,000	October 12, 1999	100%
LG Display Taiwan Co., Ltd.	NT$	115,500,000	May 19, 2000	100%
LG Display Nanjing Co., Ltd.	CNY	1,807,914,180	July 15, 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4,138,650	January 16, 2003	100%
LG Display Poland Sp. zo.o.	PLN	410,327,700	September 6, 2005	80%
LG Display Guangzhou Co., Ltd.	CNY	895,904,754	August 7, 2006	90%
LG Display Shenzhen Co., Ltd.	CNY	3,775,250	August 28, 2007	100%
LG Display Singapore Co., Ltd.	SGD	1,400,000	January 12, 2009	100%
LG Electronics (Nanjing) Plasma Co., Ltd.	CNY	206,918,375	December 29, 2009	100%
L&T Display Technology (Xiamen) Co., Ltd.	CNY	41,785,824	January 5, 2010	51%
L&T Display Technology (Fujian) Co., Ltd.	CNY	59,197,026	January 5, 2010	51%
Suzhou Raken Technology Co., Ltd.	CNY	472,319,351	October 7, 2008	51%
Paju Electric Glass Co., Ltd.	(Won)	14,400,000,000	March 25, 2005	40%
TLI Co., Ltd.	(Won)	14,073,806,250	May 16, 2008	13%
AVACO Co., Ltd.	(Won)	6,172,728,120	June 9, 2008	20%
Guangzhou Vision Display Technology Research and Development Limited	CNY	25,000,000	July 11, 2008	50%
NEW OPTICS., Ltd.	(Won)	12,199,600,000	July 30, 2008	42%
ADP Engineering Co., Ltd.	(Won)	6,330,000,000	February 24, 2009	13%
Wooree LED Co., Ltd.	(Won)	11,900,000,000	May 22, 2009	30%
Dynamic Solar Design Co., Ltd.	(Won)	6,066,658,000	June 24, 2009	40%
RPO, Inc.	US$	12,285,021.96	November 3, 2009	26%
Global OLED Technology LLC	US$	61,250,000	December 23, 2009	49%
LB Gemini New Growth Fund No.16	(Won)	1,800,000,000	December 7, 2009	31%
Can Yang Investment Ltd.	CNY	73,729,230	January 27, 2010	18%

33

14. Audit Information

A. Audit Service

(Unit: In millions of Won)

Description	2010(Q1)	2009	2008
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation*	850 (585)**	700 (540)***	750 (750)****
Time required	2,831	17,569	23,100

*	Compensation amount is for the entire fiscal year.
**	Compensation amount in ( ) is for K-IFRS audit, 20-F filing and SOX404 audit.
***	Compensation amount in ( ) is for US-GAAP audit, 20-F filing and SOX404 audit.
****	Compensation amount in ( ) is for US-GAAP audit and review and SOX404 audit.

B. Non-audit Service

(Unit: In millions of Won)

Fiscal Year	Independent Auditor	Contract Date	Detail	Compensation
2010	KPMG Samjong	May 6, 2010	Agreed procedure regarding Company B	106

15. Board of Directors

A. Independence of Directors

•	Outside director: Independent

•	Non-outside director: Not independent

•

Each of our outside directors meets the applicable independence standards set forth under the applicable laws and regulations. Each of our outside directors was nominated by the Outside Director Nomination and Corporate Governance Committee, was approved by the board of directors and was appointed at the general meeting of shareholders. None of our directors has or had any business transaction or any related party transactions with us. Our outside directors are comprised of four persons including three who are members of our audit committee. Of the remaining outside directors, Dongwoo Chun is currently serving as Chairman of the Outside Director Nomination and Corporate Governance Committee. As of March 31, 2010, our non-outside directors were comprised of the chief executive officer, the chief financial officer and a member who was nominated by LG Electronics.

34

B. Members of the Board of Directors

Members of the Board of Directors (as of March 31, 2010)

Name	Date of birth	Position	Business experience	First elected
Young Soo Kwon	February 6, 1957	Representative Director, President and Chief Executive Officer	President and Chief Financial Officer of LG Electronics	January 1, 2007

James (Hoyoung) Jeong	November 2, 1961	Director and Chief Financial Officer	Executive Vice President and Chief Financial Officer of LG Electronics	January 1, 2008

Do Hyun Jung	April 9, 1957	Director	Chief Financial Officer and Executive Vice President, LG Electronics	March 12, 2010

Tae Sik Ahn	March 21, 1956	Outside Director	Dean, College of Business Administration and Graduate School of Business, Seoul National University	March 12, 2010

Dongwoo Chun	January 15, 1945	Outside Director	Outside Director, Pixelplus	March 23, 2005

Yoshihide Nakamura	October 22, 1942	Outside Director	President of ULDAGE, Inc.	February 29, 2008

William Y. Kim	June 6, 1956	Outside Director	Partner of Ropes & Gray LLP	February 29, 2008

C. Committees of the Board of Directors

Committees of the Board of Directors (as of March 31, 2010)

Committee	Composition	Member
Audit Committee	3 outside directors	Tae Sik Ahn, Yoshihide Nakamura, William Y. Kim

Outside Director Nomination and Corporate Governance Committee	1 non-outside director and 2 outside directors	Do Hyun Jung, Dongwoo Chun, William Y. Kim

Remuneration Committee	1 non-outside director and 2 outside directors	Do Hyun Jung, Dongwoo Chun, Tae Sik Ahn

16. Information Regarding Shares

A. Total Number of Shares

(1) Total number of shares authorized to be issued (as of March 31, 2010): 500,000,000 shares.

(2) Total shares issued and outstanding (as of March 31, 2010): 357,815,700 shares.

35

B. Shareholder list

(1) Largest shareholder and related parties:

(Unit: share)

Name	Relationship	As of March 31, 2010
LG Electronics	Largest Shareholder	135,625,000 (37.9%)
Young Soo Kwon	Related Party	23,000 (0.0%)

(2) Shareholders who owned 5% or more of our shares as of March 31, 2010:

Beneficial Owner	Number of Shares of Common Stock	Percentage
LG Electronics	135,625,000	37.9%

17. Directors and Employees

A. Directors

(1) Remuneration for directors in 2010 (Q1)

(Unit: In millions of Won)

Classification	Amount paid	Approved payment amount at shareholders meeting	Per capita average remuneration paid****	Remarks
Directors who are executive officers (2 persons) **	1,156	8,500	578	—
Directors nominated by LG Electronics (2 persons)	—		—	—
Outside Directors (5 persons)***	59		12	-Three of our outside directors are members of the audit committee.

*	Period: January 1, 2010 ~ March 31, 2010

36

*	Amount paid is calculated on the basis of actually paid amount except accrued salary and severance benefits
**	Amount paid includes remuneration for Simon (Shin Ik) Kang, who resigned on March 12, 2010.
***	Amount paid to outside directors includes remuneration for Ingoo Han, whose term expired on March 12, 2010.
****	Per capita average remuneration paid is calculated by dividing total amount paid by the average number of non-outside/outside directors for the three months ended March 31, 2010.

(2) Stock option

The following table sets forth certain information regarding our stock options as of March 31, 2010.

(Unit: Won, Stock)

Executive Officers (including Former Officers)	Grant Date	Exercise Period		Exercise Price	Number of Granted Options	Number of Exercised Options	Number of Cancelled Options*	Number of Exercisable Options*
		From	To
Ron H.Wirahadiraksa	April 7, 2005	April 8, 2008	April 7, 2012	(Won)44,050	100,000	0	50,000	50,000
Duke M. Koo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)44,050	40,000	0	20,000	20,000
Sang Deog Yeo	April 7, 2005	April 8, 2008	April 7, 2012	(Won)44,050	40,000	0	20,000	20,000
Jae Geol Ju	April 7, 2005	April 8, 2008	April 7, 2012	(Won)44,050	40,000	0	20,000	20,000

Total					220,000		110,000	110,000

*	When the increase rate of our share price is the same or less than the increase rate of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the initially granted shares are exercisable. Since the increase rate of our share price was lower than the increase rate of KOSPI during the period from April 7, 2005 to April 7, 2008, only 50% of the 220,000 initially granted shares are exercisable.

B. Employees

As of March 31, 2010, we had 25,711 employees (excluding our executive officers). The total amount of salary paid to our employees for the three months ended March 31, 2010 based on cash payment was (Won)297,424 million. The following table provides details of our employees as of March 31, 2010:

(Unit: person, in millions of Won)

Details of Employees*
Office Worker	Production Worker	Others	Total	Total Salary in 2010 (Q1)**	Per Capita Salary***	Average Service Year
8,721	16,990	—	25,711	297,424	11.57	4.1

*	Directors and executive officers have been excluded.

37

**	Welfare benefit and retirement expense have been excluded. Total welfare benefit provided to our employees for the three months ended March 31, 2010 was (Won)53,891 million and the per capita welfare benefit provided was (Won)2.1 million.
**	Based on cash payment.
**	Includes incentive payments to employees who have transferred from our affiliated companies.
***	Per Capita Salary is calculated using the average number of employees (25,108) for the three months ended March 31, 2010.

18. Subsequent Event

In April 2010, certain holders of our US$550 million convertible bonds due 2012 exercised their put option for an aggregate principal amount of US$484 million and were repaid at 109.75% of their principal amount. The remaining US$66 million matures in 2012 at 116.77% of their principal amount. Accordingly, the number of shares issuable upon conversion changed from 10,680,811 to 1,281,697.

38

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2010

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

We have reviewed the accompanying condensed consolidated statement of financial position of LG Display Co., Ltd. and subsidiaries (the “Group”) as of March 31, 2010, and the related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2010. Management is responsible for the preparation and fair presentation of these condensed financial statements. Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review. The accompanying condensed consolidated statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2009, presented for comparative purposes, were not reviewed.

We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus, provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards.

We have audited the consolidated statement of financial position as of December 31, 2009, not accompanying this review report, prepared and presented in accordance with accounting principles generally accepted in the Republic of Korea (not Korean International Financial Reporting Standards), and our report thereon, dated February 16, 2010, expressed an unqualified opinion. In addition, we have reviewed the consolidated statements of income, changes in equity and cash flows for the three-month period ended March 31, 2009, not accompanying this review report, prepared and presented in accordance with accounting principles generally accepted in the Republic of Korea (not Korean International Financial Reporting Standards), in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea and our review report thereon expressed that nothing had come to our attention that caused us to believe that the consolidated interim financial statements referred to above were not presented fairly in all material respects in accordance with accounting principles generally accepted in the Republic of Korea.

As discussed in note 14 to the condensed consolidated interim financial statements, the Group is under investigations by Korea Fair Trade Commission in Korea, European Commission and antitrust authorities in other countries with respect to possible anti-competitive activities in the LCD industry. In addition, LG Display Co., Ltd. along with its subsidiaries has been named as defendants in a number of federal class actions in the United States and Canada and related individual lawsuits based on alleged antitrust violations concerning the sale of LCD panels, and LG Display Co., Ltd. and certain of its officers and directors have been named as defendants in a federal class action in the United States by shareholders of LG Display Co., Ltd. alleging violations of the U.S. Securities Exchange Act of 1934. The Group estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Group.

As discussed in note 2, the Group prepared the condensed interim financial statements in accordance with accounting policies management plans to adopt for its first annual financial statements in accordance with Korean International Financial Reporting Standards. The accounting policies applied for the interim financial statements may be changed by management as considered necessary in the course of preparation of its first annual financial statements in accordance with Korean International Financial Reporting Standards for the year ending December 31, 2010.

/s/    KPMG Samjong Accounting Corp.

Seoul, Korea

April 23, 2010

This report is effective as of April 23, 2010, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

(Unaudited)

As of March 31, 2010 and December 31, 2009

(In millions of Won)	Note		2010	2009
Assets
Cash and cash equivalents	10	(Won)	1,144,236	817,982
Deposits in banks	10		2,000,000	2,500,000
Trade accounts and notes receivable, net	10, 13		3,266,577	2,950,245
Other accounts receivable, net	10		224,679	128,459
Other current financial assets	10		8,328	2,737
Inventories	5		1,716,377	1,667,780
Other current assets			256,979	158,939

Total current assets			8,617,176	8,226,142
Investments in equity accounted investees	6		294,224	282,450
Other non-current financial assets			44,659	145,970
Deferred tax assets	19		863,856	926,219
Property, plant and equipment, net	7, 17		10,395,960	9,596,497
Intangible assets, net	8, 17		356,188	352,393
Other non-current assets			194,547	173,806

Total non-current assets			12,149,434	11,477,335

Total assets		(Won)	20,766,610	19,703,477

Liabilities
Trade accounts and notes payable	10	(Won)	2,209,682	2,031,422
Current financial liabilities	9, 10		1,335,303	2,007,332
Other accounts payable	10		2,198,249	1,596,135
Accrued expenses			328,106	335,491
Income tax payable			216,287	145,326
Provisions			318,676	327,364
Other current liabilities			238,887	52,001

Total current liabilities			6,845,190	6,495,071
Non-current financial liabilities	9, 10		2,300,535	2,076,160
Deferred tax liabilities	19		7	—
Non-current provisions			10,256	5,611
Employee benefits	12		118,090	84,297
Long-term advance received	13		565,400	583,800
Other non-current liabilities			406,469	418,789

Total non-current liabilities			3,400,757	3,168,657

Total liabilities			10,245,947	9,663,728

Equity
Share capital			1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves			(55,731)	(51,005)
Retained earnings			6,520,567	6,050,562

Total equity attributable to equity holders of the Company			10,505,028	10,039,749

Non-controlling interest			15,635	—

Total equity			10,520,663	10,039,749

Total liabilities and equity		(Won)	20,766,610	19,703,477

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statement of Comprehensive Income

(Unaudited)

For the three-month periods ended March 31, 2010 and 2009

(In millions of Won, except earnings per share)	Note		2010	2009
Revenue		(Won)	5,876,347	3,542,309
Cost of sales			(4,639,654)	(3,649,714)

Gross profit (loss)			1,236,693	(107,405)
Other income	11		244,822	575,155
Selling expenses			(190,334)	(141,289)
Administrative expenses			(119,492)	(63,788)
Research and development expenses			(136,650)	(98,895)
Other expenses	11		(245,616)	(481,058)

Results from operating activities			789,423	(317,280)

Finance income			114,637	134,465
Finance costs			(60,893)	(308,532)
Other non-operating income (loss), net			(1,591)	(95)
Equity income on investments, net			156	3,432
Profit (loss) before income tax			841,732	(488,010)
Income tax expense (benefit)	19		193,107	(141,377)

Profit (loss) for the period			648,625	(346,633)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets			18,455	(5,522)
Net change in fair value of cash flow hedges transferred to profit or loss			—	2,534
Defined benefit plan actuarial gain or loss			(153)	1,519
Cumulative translation differences			(18,346)	(7,138)
Income tax on other comprehensive income			(5,351)	505

Other comprehensive income (loss) for the period, net of income tax			(5,395)	(8,102)

Total comprehensive income (loss) for the period		(Won)	643,230	(354,735)

Profit (loss) attributable to:
Owners of the Company			649,066	(346,633)
Non-controlling interest			(441)	—

Profit (loss) for the period		(Won)	648,625	(346,633)

Total comprehensive income (loss) attributable to:
Owners of the Company			644,187	(354,735)
Non-controlling interest			(957)	—

Total comprehensive income (loss) for the period		(Won)	643,230	(354,735)

Earning (loss) per share
Basic earnings (loss) per share	20	(Won)	1,814	(969)

Diluted earnings (loss) per share	20	(Won)	1,732	(969)

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statement of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2010 and 2009

(In millions of Won)		Share capital	Share premium	Hedging reserve	Fair value reserve	Translation reserve	Retained earnings	Minority interest	Total equity
Balances at January 1, 2009	(Won)	1,789,079	2,251,113	1,580	—	—	5,126,135	—	9,167,907

Total comprehensive loss for the period
Loss for the period		—	—	—	—	—	(346,633)	—	(346,633)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets		—	—	—	(4,307)	—	—	—	(4,307)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		—	—	1,920	—	—	—	—	1,920
Defined benefit plan actuarial gain		—	—	—	—	—	1,519	—	1,519
Cumulative translation differences		—	—	—	—	(7,234)	—	—	(7,234)

Total other comprehensive income (loss)		—	—	1,920	(4,307)	(7,234)	1,519	—	(8,102)

Total comprehensive income (loss) for the period	(Won)	—	—	1,920	(4,307)	(7,234)	(345,114)	—	(354,735)

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	—	—	(178,908)	—	(178,908)

Balances at March 31, 2009	(Won)	1,789,079	2,251,113	3,500	(4,307)	(7,234)	4,602,113	—	8,634,264

Balances at January 1, 2010	(Won)	1,789,079	2,251,113	(51,005)	—	—	6,050,562	—	10,039,749

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	—	—	—	649,066	(441)	648,625
Other comprehensive income
Net change in fair value of available-for-sale financial assets		—	—	—	13,910	—	—	—	13,910
Defined benefit plan actuarial loss		—	—	—	—	—	(153)	—	(153)
Cumulative translation differences		—	—	—	—	(18,636)	—	(516)	(19,152)

Total other comprehensive income (loss)		—	—	—	13,910	(18,636)	(153)	(516)	(5,395)

Total comprehensive income (loss) for the period	(Won)	—	—	—	13,910	(18,636)	648,913	(957)	643,230

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	—	—	(178,908)	—	(178,908)
Changes in ownership interests in subsidiaries		—	—	—	—	—	—	16,592	16,592

Balances at March 31, 2010	(Won)	1,789,079	2,251,113	(51,005)	13,910	(18,636)	6,520,567	15,635	10,520,663

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statement of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2010 and 2009

(In millions of Won)		2010	2009
Cash flows from operating activities:
Profit (loss) for the period	(Won)	648,625	(346,633)
Adjustments for:
Income tax expense (benefit)		193,107	(141,377)
Depreciation		595,813	544,121
Amortization of intangible assets		35,856	9,904
Gain on foreign currency translation		(104,952)	(180,579)
Loss on foreign currency translation		77,341	169,823
Gain on sale of property, plant and equipment		(931)	(303)
Loss on sale of property, plant and equipment		76	51
Finance income		(113,181)	(74,641)
Finance costs		34,188	300,446
Equity in loss of equity method accounted investees, net		(156)	(3,432)
Other income		(121)	—
Other expenses		11,641	—

		1,377,306	277,380
Change in trade accounts and notes receivable		(354,106)	(482,124)
Change in other accounts receivable		10,834	(17,247)
Change in other current assets		(90,193)	(103,151)
Change in inventories		(48,597)	(5,310)
Change in other non-current accounts receivable		328	(2,608)
Change in other non-current assets		(29,151)	(20,345)
Change in trade accounts and notes payable		188,484	945,319
Change in other accounts payable		(68,813)	(30,343)
Change in accrued expenses		(8,465)	(23,278)
Change in other current liabilities		6,505	7,171
Change in other non-current liabilities		2,636	695,500
Change in provisions		(4,784)	(692)
Change in defined benefit obligation		33,640	16,909

Cash generated from operating activities		1,015,624	1,257,181
Income tax paid		(63,412)	(155,146)
Interest received		33,053	52,914
Interest paid		(26,880)	(33,050)

Net cash from operating activities	(Won)	958,385	1,121,899

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the three-month periods ended March 31, 2010 and 2009

(In millions of Won)		2010	2009
Cash flows from investing activities:
Dividend received	(Won)	729	—
Proceeds from withdrawal of deposits in financial institutions		1,300,000	925,000
Increase in deposits in financial institutions		(800,000)	(750,000)
Acquisition of investments in equity accounted investees		(14,933)	(6,330)
Acquisition of property, plant and equipment		(715,079)	(927,499)
Proceeds from disposal of property, plant and equipment		1,250	6,487
Acquisition of intangible assets		(50,368)	(45,400)
Proceeds from disposal of intangible assets		—	5
Proceeds from settlement of derivatives		9,600	(24,671)
Acquisition of other non-current financial assets		(98)	(1,668)
Proceed from disposal of other non-current financial assets		3,422	1,164
Others		32	37

Net cash used in investing activities		(265,445)	(822,875)

Cash flows from financing activities:
Proceeds from short-term borrowings		120,566	603,106
Repayment of short-term borrowings		(282,395)	(601,068)
Proceeds from long-term borrowings		5,301	34,307
Issuance of debentures		199,117	—
Increase in minority interest		16,592	—
Repayment of current portion of long-term debt		(417,050)	(17,350)

Net cash used in financing activities		(357,869)	18,995

Net Increase in cash and cash equivalents		335,071	318,019
Cash and cash equivalents at 1 January		817,982	1,352,752

Cash flows from exchange rate fluctions		(8,817)	(7,018)

Cash and cash equivalents at 31 March	(Won)	1,144,236	1,663,753

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2010

(Unaudited)

1 Reporting Entity

(a) Description of the Controlling Company

LG Display Co., Ltd. (the "Controlling Company") was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) related business to the Controlling Company. The main business of the Controlling Company and its subsidiaries is to manufacture and sell TFT-LCD panels. The Controlling Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 18th Floor West Tower, LG Twin Towers, 20 Yeouido-dong, Yeoungdeungpo-gu, Seoul 150-721, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Controlling Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Controlling Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Controlling Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of March 31, 2010, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Controlling Company’s common shares.

As of March 31, 2010, the Controlling Company has LCD Research & Development Center and TFT-LCD manufacturing plants in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Controlling Company has overseas subsidiaries located in the United States of America, Europe and Asia.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2010, 357,815,700 shares of common stock are outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of March 31, 2010, 37,026,146 ADSs are outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

1 Reporting entity, Continued

(b) Consolidated Subsidiaries

(In millions)
Overseas subsidiaries	Percentage of ownership	Location	Date of incorporation	Selling or manufacturing	Capital stocks
LG Display America, Inc.	100%	California, U.S.A.	September 24, 1999	Sell TFT-LCD products	USD5
LG Display Japan Co., Ltd.	100%	Tokyo, Japan	October 12, 1999	Sell TFT-LCD products	JPY95
LG Display Germany GmbH	100%	Dusseldorf, Germany	November 5, 1999	Sell TFT-LCD products	EUR1
LG Display Taiwan Co., Ltd.	100%	Taipei, Taiwan	April 12, 1999	Sell TFT-LCD products	NTD116
LG Display Nanjing Co., Ltd.	100%	Nanjing, China	July 15, 2002	Manufacture and Sell TFT-LCD products	CNY1,808
LG Display Shanghai Co., Ltd.	100%	Shanghai, China	January 16, 2003	Sell TFT-LCD products	CNY4
LG Display Poland Sp. zo. o.	80%	Wroclaw, Poland	September 6, 2005	Manufacture and Sell TFT-LCD products	PLN511
LG Display Guangzhou Co., Ltd.	90%	Guangzhou, China	June 30, 2006	Manufacture and Sell TFT-LCD products	CNY952
LG Display Shenzhen Co., Ltd.	100%	Shenzhen, China	August 28, 2007	Sell TFT-LCD products	CNY4
LG Display Singapore Pte. Ltd.	100%	Singapore	January 12, 2009	Sell TFT-LCD products	SGD1.4
LG Electronics (Nanjing) Plasma Co., Ltd.	100%	Nanjing, China	May 16, 2003	Manufacture and Sell TFT-LCD products	CNY207
L&T Display Technology (Xiamen) Limited	51%	Xiamen, China	January 5, 2010	Manufacture and Sell TFT-LCD products	CNY42
L&T Display Technology (Fujian) Limited	51%	Fujian, China	January 5, 2010	Manufacture and Sell TFT-LCD products	CNY59

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

1 Reporting entity, Continued

(c) Associates and joint ventures (including equity method investees)

(In millions)
Overseas subsidiaries	Percentage of ownership	Date of incorporation	Selling or manufacturing	Carrying amount
Suzhou Raken Technology Ltd.	51%	October, 2008	Manufacture and sell LCD modules and LCD TV set	91,135
Guangzhou New Vision Technology Research and Development Limited	50%	July, 2008	R&D on design of LCD modules and LCD TVs.	3,734
Global OLED Technology LLC	49%	December, 2009	Managing and utilizing OLED patents	71,012
Paju Electric Glass Co. Ltd.	40%	January, 2005	Manufacture electric glass for flat-panel display	38,900
TLI Inc.	13%	October, 1998	Manufacture and sell semiconductor parts	15,113
AVACO Co., Ltd.	20%	January, 2001	Manufacture and sell equipment for flat-panel display	7,445
New Optics LTD.	42%	August, 2005	Manufacture back light parts for TFT-LCD	16,115
ADP Engineering Co., Ltd.	13%	January, 2001	Develop and manufacture the equipment for flat-panel display	4,285
WooRee LED Co., Ltd.	30%	June, 2008	Manufacture LED back light unit packages	12,154
Dynamic Solar Design Co., Ltd.	40%	April, 2009	Manufacture and sell solar battery and flat-panel display	5,913
RPO, Inc.	26%	November, 2005	Develop Digital Waveguide Touch technology	14,363
LB Gemini New Growth Fund No. 16	31%	December, 2009	Invest in small and middle sized companies and to benefit from M&A opportunities	1,622
Can Yang Investments Limited	18%	January, 2010	Develop and manufacture and sell TFT-OLED	12,433

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

2 Basis of Presenting Financial Statements

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”). LG Display Co., Ltd. and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) determined to adopt the K-IFRSs for annual periods beginning on January 1, 2010. The Group’s transition date to K-IFRSs from its previous GAAP (generally accepted accounting principles) is January 1, 2009.

The condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements. Also, the consolidated financial statements are the first K-IFRS financial statements made publicly available with its transition date of January 1, 2009. The condensed consolidated interim financial statements for the three-month period ended March 31, 2010 and the comparative financial statements for the three-month period ended March 31, 2009 were prepared applying the accounting policies adopted by the Group as described below. The condensed consolidated financial statement as of the transition date was also prepared using the same accounting policies. An explanation of how the transition to K-IFRSs has affected the reported financial position of the Group as of January 1 and December 31, 2009, and financial performance of the Group for the year ended December 31, 2009 is provided in note 21.

The Group prepared the condensed interim financial statements in accordance with accounting policies management plans to adopt for its first annual financial statements in accordance with Korean International Financial Reporting Standards. The accounting policies applied for the interim financial statements may be changed by management as considered necessary in the course of preparation of its first annual financial statements in accordance with Korean International Financial Reporting Standards for the year ending December 31, 2010.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on April 21, 2010.

(b) Basis of measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value

•	liabilities for defined benefit plans are recognized at the net total of present value of defined benefit obligation less the fair value of plan assets

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

2 Basis of Presenting Financial Statements, Continued

(c) Functional and presentation currency

The condensed consolidated interim financial statements are presented in Korean Won, which is the Controlling Company’s functional currency. All amounts in Korean Won are in millions unless otherwise stated.

(d) Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(d))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Warranty reserve (note 3.(j))

•	Provision for legal matters (note 3.(j))

•	Measurement of defined benefit obligations (note 12)

3 Summary of Significant Accounting Policies

The significant accounting policies followed by the Group in preparation of its condensed consolidated interim financial statements are as follows:

(a) Consolidation

(i) Subsidiaries

Subsidiaries are those entities controlled by the Controlling Company or its subsidiaries where control is the power to govern the financial and operating policies of the entity so as to obtain benefit from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Each item of profits and losses and other reserves attribute to the owners of the parent and non-controlling interests.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(a) Consolidation, Continued

(ii) Associates and joint ventures (including equity method investees)

Associates are those entities over which the Group has significant influence but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A joint venture is an entity that the Group has joint control over and whose activities are established by a contractual arrangement and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Investments in associates and joint ventures are initially recognized at cost and accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group's share of the profits or loss and changes in the Group's proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

Unrealized gains on transactions between the Group and associates and joint ventures are eliminated to the extent of the Group’s interest in the associates and joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The financial statements are prepared using uniform accounting policies for like transactions and events in similar circumstances.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions, including income, expenses and unrealized gain or loss, are eliminated in preparing the consolidated financial statements. Intra-group losses recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(b) Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or previous financial statements shall be recognized in profit or loss in the period in which they arise.

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in part or in full, the relevant amount in the comprehensive income is transferred to profit or loss as part of the profit or loss on disposal.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

(c) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However the normal capacity is used for allocation of fixed production overhead if the actual level of production is lower than the normal capacity.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(d) Financial instruments

(i) Non-derivative financial assets

The Group initially recognizes loans and receivables and deposits on that date they are originated. All other financial assets, including financial assets at fair value through profit or loss, are recognized in the statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sales financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Group designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(d) Financial instruments, Continued

Held-to-maturity financial assets

If the Group has non-derivative debt securities with fixed or determinable payments and fixed maturity and the Group has the positive intention and ability to hold to maturity, then such financial assets are classified as held-to-maturity. When held-to-maturity financial assets are recognized initially, the Group measures it at its fair value plus, transaction costs that are directly attributable to the acquisition of the financial asset. Subsequent to initial recognition held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than an insignificant amount of held-to-maturity investment not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Group from classifying any financial assets as held-to-maturity for the current and the following two financial years.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value, which approximates fair value.

Deposits in banks

Deposits in banks are those with maturity of more than three month and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Group measures it at its fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans or receivables. The Group’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(d) Financial instruments, Continued

(ii) Non-derivative financial liabilities

The Group initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. The Group classifies liabilities into the two categories in accordance with the substance of the contractual arrangement and the definitions of a financial liability: financial liabilities at fair value through profit or loss and other financial liabilities.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred. As of March 31, 2010, financial liabilities at fair value through profit or loss of the Group consist of convertible bonds.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issue. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of March 31, 2010, non-derivative financial liabilities comprise borrowings, bonds and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(d) Financial instruments, Continued

(iv) Derivative financial instruments, including hedge accounting

The Group holds forward exchange contract, interest rate swap, currency swap and other derivative contracts to manage interest rate risk and foreign exchange risk. Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedge and the hedge is determined to be an effective hedge.

The Group designated derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecast transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(d) Financial instruments, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(e) Property, plant and equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment shall be determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other income and expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset's future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives(years)
Buildings and structures	20, 40
Machinery	4
Furniture and fixtures	3~5
Equipment, tools, vehicle	3~5, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. The change is accounted for as a change in an accounting estimate.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(f) Borrowing costs

The Group capitalizes borrowing costs, which includes exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

(g) Government grants

In case there is reasonable assurance that the Group will comply with the conditions attaching to a government grant, the government grant is recognized as follows:

Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

Grants for compensating the Group’s expenses incurred

Grants that compensated the Group for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.

Other government grants

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs shall be recognized as income of the period in which it becomes receivable.

(h) Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(h) Intangible Assets, Continued

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Group can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(ii) Other intangible assets

Other intangible assets include intellectual property rights, software, membership and others.

(iii) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

(iv) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which country club membership and golf club membership are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives(years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Development costs	(*)
Country club membership and golf club membership	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(h) Intangible Assets, Continued

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(i) Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Group would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

For receivables and held-to-maturity investment securities, the Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant. All individually significant receivables and held-to-maturity investment securities found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together receivables and held-to-maturity investment securities with similar risk characteristics.

In assessing collective impairment the Group uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost or cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(i) Impairment, Continued

(i) Financial assets, Continued

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(j) Provision

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Group’s warranty liability include historical and anticipated rate of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(k) Employee benefits

(i) Short-term employee benefit

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefit

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(k) Employee benefits, Continued

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plan. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

(v) Share-based payment transactions

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally becomes entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(l) Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists, that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of comprehensive income.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(m) Operating segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (CODM) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these condensed consolidated interim financial statements. Entity wide disclosures of geographic and product revenue information are provided in Note 17 to these condensed consolidated interim financial statements.

(n) Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

Foreign exchange gains and losses arising from monetary assets and liabilities denominated in currencies other than functional currencies are presented separately when they are related to investing and financing activities.

(o) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(o) Income tax, Continued

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that, it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

An entity offsets deferred tax assets and deferred tax liabilities if, and only if the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same authority on either the same taxable entity or deferent taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(p) Earnings Per Share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Controlling Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise convertible bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(q) New Standards and Interpretations Not Yet Adopted

The following new standards and interpretations and amendments to existing standards to existing standards have been published and are mandatory for the Group beginning on or after January 1, 2011, but the Group has not early adopted them. Management is in the process of evaluating the impact, if any, of applying these standards and interpretations on its financial position and results of operations.

(i) K-IFRS 1109, ‘Financial Instruments’

This standard introduces certain new requirements for classifying and measuring financial assets. K-IFRS 1109 divides all financial assets that are currently in the scope of K-IFRS 1039 into two classifications, those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of K-IFRS 1109 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable from the year 2013, although entities are permitted to adopt earlier. The Group is evaluating the impact that this new standard will have on the Group’s consolidated financial statements.

(ii) Revised K-IFRS 1024, ‘Related Parties Disclosures’

The revised standard simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. The Group will apply K-IFRS 1024 (revised) retrospectively from January 1, 2011. The Group is evaluating the impact that this new standard will have on the Group’s consolidated financial statements, if any.

4 Determination of Fair Values

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a) Current assets and liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b) Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c) Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss (“FVTPL”) and available-for-sale financial assets in market is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

4 Determination of Fair Values, Continued

(d) Derivatives

For forward contracts, a listed market price is not available, fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The fair value of interest rate swaps is estimated by discounting estimated future cash flows based on the terms and maturity of each contract by LIBOR and forward interest rates for the same terms at the measurement date.

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Group entity and counterparty when appropriate.

(e) Non-derivative financial liabilities

The fair value of financial liabilities at FVTPL is determined by reference to their quoted closing price at the reporting date. Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(f) Share-based payment transactions

The fair value of the employee share appreciation rights is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

5 Inventories

Inventories as of March 31, 2010 and December 31, 2009 are as follows:

(In millions of Won)
		2010	2009
Finished goods	(Won)	715,528	763,181
Work-in-process		613,196	544,071
Raw materials		254,198	228,631
Supplies		133,455	131,897

	(Won)	1,716,377	1,667,780

For the three-month period ended March 31, 2010, inventories recognized as cost of sales amounted to (Won)4,639,654 million including valuation loss on inventories and reversal of valuation loss on inventories amounted to (Won)385 million and (Won)12,664, respectively, which was included in cost of sales.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

6 Investments in Equity Accounted Investees

In February 2010, the Controlling Company acquired additional 1,000,000 common shares of New Optics Ltd. (5.35%) at (Won)2,500 million.

In January 2010, the Controlling Company entered into a joint venture agreement with Formosa Epitaxy Incorporation and several other investors. Accordingly, Can Yang Investments Limited is incorporated in order for the Group to secure a stable supply of LED chip solutions. The Controlling Company acquired 10,800,000 shares (18%) of the joint venture at (Won)12,433 million and has the right to assign a director in the board of directors of the joint venture. Accordingly, the investment in Can Yang Investments Limited has been accounted for using the equity method.

7 Property, Plant and Equipment

For the three-month periods ended March 31, 2010 and 2009, the Group purchased property, plant and equipment at (Won)1,423,507 million and (Won)925,378million, respectively. The capitalized borrowing costs and capitalization rate are (Won)6,885 million and 2.78% for the three-month period ended March 31, 2010, respectively. Also for the three-month periods ended March 31, 2010 and 2009, the Group disposed property, plant and equipment with carrying amounts of (Won)395 million and (Won)6,235 million, respectively. The Group recognized (Won)931 million and (Won)76 million as gain and loss on disposal of property, plant and equipment for the three-month period ended March 31, 2010. (gain or loss in 2009: (Won)303 million and (Won)51 million, respectively).

8 Intangible Assets

The Group capitalize the expenses related to development activities, such as expense incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of March 31, 2010 and December 31, 2009 are (Won)76,652 and (Won)80,454, respectively.

9 Financial Liabilities

Details of loans and borrowings included in financial liabilities are presented below:

(a) Short-term borrowings as of March 31, 2010 and December 31, 2009 are as follows:

(In millions of Won, USD and JPY)
Lender	Annual interest rate(*)		2010	2009
Korea Exchange Bank and others	LIBOR+0.65~0.8%	(Won)	113,082	229,787
Kookmin Bank and others	3ML+2.6~5.5%		146,122	189,423
Bank of Tokyo-Mitsubishi UFJ	6ML+1.4%		60,884	63,141
Woori Bank	6ML+0.9~1.4%		198,075	220,140
Korea Exchange Bank	6ML+1.18%		32,954	34,027
Other related party	1.15%		41,878	34,395

Foreign currency equivalent			USD166	USD245
			JPY33,267	JPY38,383

		(Won)	592,995	770,913

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

9 Financial Liabilities, Continued

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

The amount of current and outstanding trade accounts and notes receivable, arising from export sales to the Controlling Company’s subsidiaries, sold to financial institutions by the Controlling Company is USD100 million ((Won)113,082 million) as of March 31, 2010. The proceeds from the sale of these accounts receivable current and outstanding were recorded as short-term borrowings. For the three-month period ended March 31, 2010, the Group recognized (Won)193 million as interest expense in relation to the short-term borrowings resulting from the sale of accounts receivable from the subsidiaries.

(b) Long-term debt as of March 31, 2010 and December 31, 2009 are as follows:

(In millions of Won, USD, CNY and EUR)
Lender	Annual interest rate(*)		2010	2009
Local currency loans
Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%	(Won)	18,080	18,380
Korea Development Bank	KDBBIR+0.77%		—	7,500
Korea Development Bank	KDBBIR+3.29%		120,000	120,000
Woori Bank	5.43%		200,000	200,000
Woori Bank	3-year Korean Treasury Bond rate less 1.25%		3,914	3,914
Less current portion of long-term debt			(3,021)	(9,872)

		(Won)	338,973	339,922

Foreign currency loans
Industrial and Commercial Bank of China and others	6ML+0.68%, 3ML+0.5%, 3M EURIBOR+0.6%, 90%~95% of the Basic Rate published by the People’s Bank of China	(Won)	221,519	249,034
The Export-Import Bank of Korea	6ML+0.69%		56,540	58,380
Korea Development Bank	3ML+0.66%		158,312	163,464
Kookmin Bank and others	3ML+0.35~0.53%		452,320	467,040
	6ML+0.41%		226,160	233,520

Foreign currency equivalent			USD 870	USD 875
			CNY 202	CNY 194
			EUR 65	EUR 70

Less current portion of long-term debt			(132,574)	(133,259)

		(Won)	982,277	1,038,179

(*)	KDBBIR represents Korea Development Bank Benchmark Interest Rates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

9 Financial Liabilities, Continued

(c) Details of debentures issued by the Group as of March 31, 2010 and December 31, 2009 are as follows:

(In millions of Won and USD)
	Maturity	Annual interest rate		2010	2009
Local currency debentures(*)
Publicly issued debentures	November 2012~ December 2014	4.89~5.89%	(Won)	700,000	890,000
Privately issued debentures	May 2011	5.3%		200,000	200,000
Less discount on debentures				(2,677)	(2,276)
Less current portion of debentures				—	(389,665)

			(Won)	897,323	698,059

Financial liabilities at fair value through profit or loss
Convertible bonds	April 2012	Zero coupon	(Won)	682,632	699,861

Foreign currency equivalent				USD 604	USD 599

Less current portion of convertible bonds				(600,670)	(699,861)

			(Won)	81,962	—

			(Won)	979,285	698,059

(*)	Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly. The Group redeemed local currency debentures with their face value amounting to (Won)390,000 million and issued new debentures amounting to (Won)200,000 million for the three-month period ended March 31, 2010.

(d) Details of the convertible bonds are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in (Won)on) per share	(Won)48,075
Issued amount	USD550 million

The Group designated foreign currency denominated convertible bonds as financial liabilities at fair value through profits or loss at transition date to K-IFRSs from its previous GAAP (generally accepted accounting principles) and recognizes the convertible bonds at fair value with changes in fair value recognized in profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

9 Financial Liabilities, Continued

The bonds will be repaid at 116.77% of the principal amount at maturity unless the bonds are converted. If put option of the bondholders is exercised, the bondholders will be repaid at 109.75% of the principal amount on April 18, 2010. During the three-month period ended March 31, 2010, 88% of put options attached to the convertible bonds were exercised and the convertible bonds to be repaid on April 19, 2010 are stated at the expected redemption amount. Put options not exercised were expired.

For the remaining 12% of convertible bonds, the Group measured them at their fair value using the market quotes available at Bloomberg. In 2010, it was assumed that the remaining convertible bonds will be repaid in full at maturity and they were reclassified in non-current liabilities.

The Group is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Group’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,251 to (Won)48,075 per share due to the Controlling Company’s declaration of cash dividends of (Won)500 per share for the year ended December 31, 2009.

As of March 31, 2010 and December 31, 2009, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In Won and share)		2010	2009
Convertible bond amount (*)	(Won)	61,617,600,000	513,480,000,000
Conversion price	(Won)	48,075	48,251
Common shares to be issued		1,281,697	10,641,851

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD1.

(e) Aggregate maturities of the Group’s financial liabilities as of March 31, 2010 are as follows:

(In millions of Won)
Period		Local currency long-term loans	Foreign currency long term loans	Local currency debentures	Foreign currency debentures	Total
Within 1 year	(Won)	3,021	132,574	—	600,670	736,265
1~5 year		336,563	982,277	897,323	81,962	2,197,872
Thereafter		2,410	—	—	—	2,410

	(Won)	341,994	1,114,851	897,323	682,632	2,815,281

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

10 Financial Instruments

(a) Hedging of fluctuations in interest rates

(i) Interest rate risk arises principally from the Group’s debentures and borrowings. To hedge the risk arising on the Group's profit or loss, the Group entered into interest swap contracts.

Details of Interest rate swap outstanding as of March 31, 2010 are as follows:

(In millions of USD, except forward rate)

Bank	Maturity date	Contract amount	Contract rate
SC First Bank	May 24, 2010	USD100	Receive floating rate	6M LIBOR
			Pay fixed rate	5.644%

(ii) The fair value of the Interest rate swap as of March 31, 2010 and December 31, 2009 is as follows:

Type		2010	2009
Gain(Loss) on valuation of Interest rate swap	(Won)	(5,032)	(3,699)
Financial assets (liabilities)		(5,032)	(3,699)

(b) Hedging of fluctuations in foreign currency

The Controlling Company is exposed to currency risk on sales, purchases and borrowings that are denominated in currencies other than the functional currency of the Controlling Company, Korean Won (KRW). The currencies in which these transactions primarily are denominated are USD, EUR and JPY and so on.

The Controlling Company uses forward exchange contracts to hedge its currency risk, mostly with a maturity of less than one year from the reporting date.

Interest on borrowings is denominated in the currency of the borrowing (KRW, USD and JPY). Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and JPY. Therefore the Controlling Company has not entered into any derivative contract.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Controlling Company ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In relation to the currency fluctuation, the Controlling Company adopts policies to adjust factoring volumes of foreign currency denominated receivables or utilizing usance as a mean to settle facility payables.

(c) Recognized assets and liabilities

Changes in the fair value of forward exchange contracts that hedge foreign currency risk exposure of monetary assets and liabilities denominated in foreign currencies and for which no hedge accounting is applied are recognized in profits or loss. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognized as part of finance costs. The fair value of forward exchange contracts used as economic hedges of monetary assets and liabilities in foreign currencies at March 31, 2010 was (Won)7,316 million (December 31, 2009 : (Won)2,674 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

10 Financial Instruments, Continued

(d) Fair values

(i) The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statement of financial position, are as follows:

(In millions of Won)
		March 31, 2010		December 31, 2009
		Carrying amounts	Fair values	Carrying amounts	Fair values
Assets carried at fair value
Available-for-sale financial assets	(Won)	13,067	13,067	109,338	109,338
Financial assets designated at fair value through profit or loss		15,680	15,680	17,343	17,343
Interest rate swaps		200	200	62	62
Other forward exchange contracts		8,128	8,128	2,674	2,674

	(Won)	37,075	37,075	129,417	129,417

Assets carried at amortized cost
Cash and cash equivalents	(Won)	1,144,236	1,144,236	817,982	817,982
Trade accounts and notes receivable and other accounts receivable		3,491,256	3,491,256	3,078,704	3,078,704
Deposits in banks		2,000,000	2,000,000	2,500,000	2,500,000
Long-term other accounts receivable		10,983	10,983	11,311	11,311

	(Won)	6,646,475	6,646,475	6,407,997	6,407,997

Liabilities carried at fair value
Financial liabilities designated at fair value through profit or loss	(Won)	682,632	682,632	699,861	699,861
Interest rate swaps		5,232	5,232	3,761	3,761
Other forward exchange contracts		812	812	—	—

	(Won)	688,676	688,676	703,622	703,622

Liabilities carried at amortized cost
Unsecured bank loans	(Won)	2,049,840	2,054,156	2,292,145	2,294,969
Unsecured bond issues		897,323	925,910	1,087,724	1,101,201
Trade accounts and notes payable and other accounts payable		4,407,931	4,407,931	3,627,557	3,627,557
Long-term other accounts payable		386,124	390,990	400,106	406,615

	(Won)	7,741,218	7,778,987	7,407,532	7,430,342

(ii) Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value as of March 31, 2010 and December 31, 2009 are as follows:

	2010	2009
Derivatives	0.44%~2.9%	3.78%
Debentures, loans and borrowings	3.15%	3.75%
Other liabilities	1.11%~1.23%	1.1%~1.3%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

11 Other Income and Other Expense

For the three-month period ended March 31, 2010, other income and other expenses contained exchange differences amounting to (Won)222,474 and (Won)230,363, respectively (three-month period ended March 31, 2009: (Won)540,761 and (Won)426,298, respectively).

12 Employee Benefits

The Group maintains a defined benefit plan that provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Group. Current severance pay scheme, if legal requirements are satisfied, allows interim settlement upon election. Subsequent to the interim settlement, service term used for severance payment calculation is remeasured from the settlement date.

(a) Recognized liabilities for defined benefit obligations as of March 31, 2010 and December 31, 2009 are as follows:

(In millions of Won)		2010	2009
Present value of partially funded defined benefit obligations	(Won)	295,066	260,166
Fair value of plan assets		(176,976)	(175,869)

	(Won)	118,090	84,297

(b) Expenses recognized in profit and loss for the three-month periods ended March 31, 2010 and 2009 are as follows:

(In millions of Won)		2010	2009
Current service cost	(Won)	22,025	16,131
Interest cost		3,678	3,683
Expected return on plan assets		(3,236)	(1,228)
Past service cost		12,778	—

	(Won)	35,245	18,586

(c) Plan asset as of March 31, 2010 and December 31, 2009 is as follows:

(In millions of Won)		2010	2009
Deposits with financial institutions	(Won)	176,976	175,869

(d) Principal actuarial assumptions at the reporting date are as follows:

	2010	2009
Expected rate of salary increase	7.00%	7.00%
Discount rate for defined benefit obligations	5.90%	5.90%
Long-term rate of return on assets	6.70%	6.70%
Mortality rates	0.49%	0.49%

The overall expected long-term rate of return on assets is 6.70 percent. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

13 Commitments

Overdraft agreements and credit facility agreement

As of March 31, 2010, the Controlling Company has bank overdraft agreements with Woori Bank and other various banks amounting to (Won)49,000 million in aggregate and maintains a line of credit amounting to (Won)200,000 million with Hana Bank. There is no overdrawn balance.

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Exchange Bank and other several banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,749 million in connection with its export sales transactions. As of March 31, 2010, accounts and notes receivable amounting to USD100 million ((Won)113,082 million) were sold but are not past due.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million. The Controlling Company joined this program in April 2007. For the three-month period ended March 31, 2010, no accounts and notes receivable were sold under this program

The Controlling Company has an agreement with Shinhan Bank for accounts receivable negotiating facilities of up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions. For the three-month period ended March 31, 2010, no accounts and notes receivable were sold in connection with this agreement.

In June 2009, LG Display Singapore Pte. Ltd. (“LGDSG”), a Group entity, entered into an accounts receivable selling program of up to USD250 million with Standard Chartered Bank. As of March 31, 2010, accounts and notes receivable amounting to USD249 million are current and outstanding with connection with the accounts and notes receivable sold by LGDSG. In June 2009, LG Display Taiwan Co., Ltd. (“LGDTW”), a subsidiary of the Group, entered into an accounts receivable selling program of up to USD400 million with Taishin International Bank. As of March 31, 2010, accounts and notes receivable amounting to USD210 million are current and outstanding in connection with the accounts and notes receivable sold by LGDTW. In June 2009, LG Display Shenzhen Co., Ltd. (“LGDSZ”) and LG Display Shanghai Co., Ltd. (“LGDSH”), subsidiaries of the Group, entered into accounts receivable selling programs with Bank of China limited. As of March 31, 2010, accounts and notes receivable amounting to USD22 million and USD49 million held by the third party are not past due in connection with the accounts and notes receivable sold by LGDSZ and LGDSH, respectively.

Letters of credit

As of March 31, 2010, the Controlling Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to (Won)20,000 million and USD188.5 million, USD20 million with China Construction Bank, USD100 million with Shinhan Bank, respectively, and JPY11,000 million with Woori Bank.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

13 Commitments, Continued

Payment guarantees

The Controlling Company receives payment guarantee amounting to USD8.5 million from ABN AMRO Bank relating to value added tax payments in Poland. As of March 31, 2010, the Controlling Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR65 million term loan credit facility of LG Display Poland Sp. zo. o. LG Display Poland Sp. zo. o. is provided with a payment guarantee amounting to PLN180 million by PKO Bank relating to the “Simplified Procedure” (deferral of VAT payment), and the Controlling Company provides payment guarantee to PKO Bank and others in connection with their payment guarantee. In addition, the Controlling Company provides payment guarantees in connection with LG Display Singapore Ltd.’s and others’ term loan credit facilities with aggregate amount of USD17 million and related interests.

LG Display Japan Co., Ltd. and other subsidiaries have entered into short-term credit facility agreements of up to USD52 million, EUR3.6 million, and JPY3,700 million, respectively, with Mizuho Corporate Bank and other various banks. LG Display Japan Co., Ltd. and other subsidiaries are provided with repayment guarantees from the Bank of Tokyo-Mitsubishi and other various banks amounting to USD5 million, JPY1,300 million, CNY2,158 million and PLN180 million respectively, relating to their local tax payments.

License agreements

As of March 31, 2010, in relation to its TFT-LCD business, the Controlling Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

Long-term supply agreement

In January 2009, the Controlling Company entered into a long-term supply agreement with Apple, Inc. to supply LCD panels for 5 years. In connection with the agreement, the Controlling Company received a long-term advance of USD500 million from Apple, Inc., which will offset against outstanding accounts receivable balance after a given period of time, as well as those arising from the supply of products thereafter. The Controlling Company receives payment guarantee amounting to USD100 million from Industrial Bank of Korea relating to a long-term advance received from Apple, Inc.

14 Contingencies

Patent infringement lawsuit against Chi Mei Optoelectronics Corp., and others

On December 1, 2006, the Group filed a complaint in the United States District Court for the District of Delaware against Chi Mei Optoelectronics Corp. and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. The Group is seeking, among other things, monetary damages for past infringement and an injunction against future infringement. On March 8, 2007, AU Optronics Corp. filed a counter-claim against the Group in the United States District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs but the suit was transferred to the United States District Court for the District of Delaware on May 30, 2007. On May 4, 2007, Chi Mei Optoelectronics Corp. filed a counter-claim against the Group for patent infringement in the United States District Court for the Eastern District of Texas, but the suit was transferred to the United States District Court for the District of Delaware (the “Court”) on March 31, 2008. The Court bifurcated the trial between AU Optronics Corp. and Chi Mei Optoelectronics Corp. holding the first trial against AU Optronics Corp. on June 2, 2009.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

14 Contingencies, Continued

Although the Group had a total of nine patents to be tried and AU Optronics Corp. had a total of seven patents to be tried in the first trial against AU Optronics Corp., the trial was further bifurcated so that only four patents from each side were tried. On February 16, 2010, the Court found that the four AU Optronics Corp. patents were valid and were infringed by the Group, and on April 30, 2010, the Court further found that the Group's four patents were valid but were not infringed by AU Optronics Corp. The Court has yet to issue its finding on damages and thus a final judgment has not yet been rendered. The case is still on going and the Group’s remaining patents as well as AU Optronics Corp. remaining patents have yet to be tried. Once all findings by the Court have been issued, the Group will review all available options including appeal. The Group is unable to predict the ultimate outcome of the above matters.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Group, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. While there is no significant progress on this case in 2010, the Group is unable to predict the ultimate outcome of this case.

Anti-trust investigations and litigations

In December 2006, the Controlling Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Controlling Company subsequently received similar notices from the Canadian Competition Bureau and the Taiwan Fair Trade Commission.

In November 2008, the Controlling Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Controlling Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Controlling Company and LGDUS and ordered the payment of USD400 million according to the following schedule: USD20 million plus any accrued interest by June 15, 2009, and USD76 million plus any accrued interest by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013. The agreement resolved all federal criminal charges against the Controlling Company and LGDUS in the United States in connection with this matter.

On May 27, 2009, the European Commission issued a Statement of Objections (“SO”) regarding alleged anti-competitive activities in the LCD industry. The Controlling Company submitted its response to the SO on August 11, 2009, and a hearing before the European Commission was held on September 22 and 23, 2009. Similar investigations into possible anti-competitive practices in the LCD industry were announced by the Federal Competition Commission of Mexico in or about July 2009 and by the Secretariat of Economic Law of Brazil in December 2009.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

14 Contingencies, Continued

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Group and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. In a series of decisions in 2007 and 2008, the class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). Additionally in 2009, separate claims were filed by ATS Claim, LLC, AT&T Corp., Motorola, Inc., Electrograph Technologies Corp., Nokia Corp., and their respective related entities, all of which have been transferred to the MDL Proceedings.

In February 2007, the Controlling Company and certain of its current and former officers and directors were named as defendants in two purported class action complaints filed in the U.S. District Court for the Southern District of New York by the shareholders of the Controlling Company, alleging that the Controlling Company and certain of its officers and directors violated the U.S. Securities Exchange Act of 1934.

While the Group continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Group. The Group has established reserves with respect to certain of the contingencies. However, actual liability may be materially different from the reserves estimated by the Group.

15 Capital and Reserves

(a) Share capital

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of March 31, 2010 and December 31, 2009, the number of issued common shares is 357,815,700.

There have been no changes in the capital stock for the three-month period ended March 31, 2010.

(b) Reserves

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

(c) Dividends

During the three-month period ended March 31, 2010, the Controlling Company declared dividends of (Won)178,908 million. The dividends payable is included in other current liabilities as of March 31, 2010.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

16 Related Parties

(a) Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2010 and 2009 are as follows:

(In millions of Won)
		2010	2009
Short-term benefits	(Won)	551	527
Severance benefits		59	58
Other long-term benefits		145	143

	(Won)	755	728

Key management refers to the registered directors who have significant control and responsibilities over the Group’s operations and business.

(b) Significant transactions with related companies

Significant transactions which occurred in the normal course of business with related companies for the three-month periods ended March 31, 2010 and 2009 are as follows:

(In millions of Won)		Sales and other		Purchases and other
		2010	2009	2010	2009
Joint ventures	(Won)	239,761	179,331	22,101	—
Associates		—	3	372,884	256,931
LG Electronics		1,562,530	894,886	68,111	55,896
Other related parties		128,890	88,102	168,571	147,947

	(Won)	1,931,181	1,162,322	631,667	460,774

Account balances with related companies as of March 31, 2010 and December 31, 2009 are as follows:

(In millions of Won)		Trade accounts and notes receivable and other		Trade accounts and notes payable and other
		2010	2009	2010	2009
Joint ventures	(Won)	110,491	109,572	161,812	297,717
Associates		225	3	264,491	164,268
LG Electronics		1,086,849	719,798	104,969	51,738
Other related parties		86,766	76,314	111,373	103,529

	(Won)	1,284,331	905,687	642,645	617,252

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

17 Geographic and Other Information

The Group manufactures and sells TFT-LCD and AM-OLED products. The segment of AM-OLED is not presented separately, as the sales of AM-OLED products are insignificant to total sales.

Export sales represent approximately 94% of total sales for the year ended March 31, 2010. The following is a summary of sales by region based on the location of the customers for the three-month periods ended March 31, 2010 and 2009.

(a) Revenue by geography

(In millions of Won)
		Revenue
Region		2010	2009
Domestic	(Won)	353,794	236,336
Foreign
China		3,143,517	1,843,191
Asia (excluding China)		580,160	333,554
United States		765,687	450,982
Europe		1,033,189	678,238
Others		—	8

Sub total		5,522,553	3,305,972

Total	(Won)	5,876,347	3,542,309

Sales to LG Electronics constituted 26.6% of total revenue for the three-month period ended March 31, 2010.

(b) Non-current assets by geography

(In millions of Won)
		2010		2009
Region		Property, plant and equipment	Intangible assets	Property, plant and equipment	Intangible assets
Domestic	(Won)	9,532,562	339,755	8,730,263	340,885
Foreign
China		658,248	13,970	601,913	10,058
Others		205,150	2,463	264,321	1,450

Sub total	(Won)	863,398	16,433	866,234	11,508

Total	(Won)	10,395,960	356,188	9,596,497	352,393

(c) Revenue by product

(In millions of Won)

Product		2010
Panels for:
Notebook computers	(Won)	1,072,217
Desktop monitors		1,387,064
TFT-LCD televisions		3,210,649
Others		206,417

	(Won)	5,876,347

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

18 Share-Based Payment

(a) The terms and conditions of share-based payment arrangement as of March 31, 2010 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Remaining contractual life	2 years
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Group before meeting the vesting requirement.
(*3)	If the appreciation of the Controlling Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Controlling Company’s share price for the three-year period ending April 7, 2008 was less than that of the KOSPI for the same three-year period, 50% of then outstanding SARs were cancelled in 2008.

(b) The changes in the number of SARs outstanding for the three-month period ended March 31, 2010 are as follows:

(Number of shares)
2010
Balance at beginning of year	110,000
Forfeited or cancelled	—
Outstanding as of March 31, 2010	110,000
Exercisable as of March 31, 2010	110,000

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

18 Share-Based Payment, Continued

(c) The fair value of SARs was estimated using the Black-Scholes option-pricing model with the following assumptions:

	March 31, 2010		December 31, 2009
Risk free rate (*1)		2.71%		3.48%
Expected term (*2)		1 year		1.1 year
Expected volatility		34.06%		55.57%
Expected dividends (*3)		0%		0%
Fair value per share	(Won)	4,258	(Won)	2,865
Total carrying amount of liabilities (*4)	(Won)	468,332,410	(Won)	315,126,395

(*1)	Risk-free rates are interest rates of Korean government bonds.
(*2)	As of March 31, 2010, the remaining contractual life is 24 months and the expected term is determined as 1 year.
(*3)	The Controlling Company did not pay any dividends from 2000 through 2006 and accordingly, expected dividend used is 0% despite recent dividend yield was 1.6%, 2.3% and 1.3% in 2007, 2008 and 2009 respectively.
(*4)	As of March 31, 2010, the market price of the stock does not exceed the exercise price and accordingly, the intrinsic value of the share-based payments is zero.

(d) The Group recognized stock compensation cost of W153 million as administrative expenses for the three-month period ended March 31, 2010.

19 Income Tax Expense (Benefit)

(a) Details of Income tax expense (benefit) for the three-month periods ended March 31, 2010 and 2009 are as follows:

(In millions of Won)		2010	2009
Current tax expense	(Won)	136,088	24,525
Deferred tax expense (benefit)		57,019	(165,902)

Income tax expense (benefit)	(Won)	193,107	(141,377)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

19 Income Tax Expense, Continued

(b) Deferred tax assets and liabilities are attributable to the following:

(In millions of Won)		Assets		Liabilities		Total
		2010	2009	2010	2009	2010	2009
Other accounts receivable, net	(Won)	—	—	(8,609)	(11,512)	(8,609)	(11,512)
Inventories, net		17,556	19,765	—	—	17,556	19,765
Available-for-sale financial assets		640	5,186	(157)	(4,488)	483	698
Employee benefits		6,729	5,053	—	—	6,729	5,053
Investment instruments in associates		—	11,660	—	—	—	11,660
Derivative instruments		—	—	(1,796)	(647)	(1,796)	(647)
Accrued expense		61,478	17,428	—	—	61,478	17,428
Property, plant and equipment		105,941	108,334	(24)	—	105,917	108,334
Intangible assets		—	—	(13,059)	(19,470)	(13,059)	(19,470)
Provisions		15,742	59,953	—	—	15,742	59,953
Gain or loss on foreign currency translation, net		73,151	64,588	(74,648)	(57,174)	(1,497)	7,414
Debentures, net of current portion and discounts on debentures		41,400	45,874	—	—	41,400	45,874
Others		45,182	17,497	(26,734)	—	18,448	17,497
Tax credit carryforwards		621,057	664,172	—	—	621,057	664,172

Deferred income tax assets(liabilities)	(Won)	988,876	1,019,510	(125,027)	(93,291)	863,849	926,219

Statutory tax rate applicable to the Controlling Company is 24.2% for the three-month period ended March 31, 2010. In accordance with the revised Corporate Income Tax Law, statutory tax rate applicable to the Controlling Company is 24.2% until 2011 and 22% thereafter.

20 Earnings (loss) Per Share

(a) Basic earnings (loss) per share for the three-month period ended March 31, 2010 and 2009 are as follows:

(In Won, except share information)		2010	2009

Net income (loss)	(Won)	649,066,027,139	(346,632,523,507)
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings (loss) per share	(Won)	1,814	(969)

There were no events or transactions that result in changes in the number of common shares used for calculating earnings per share.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

20 Earnings (loss) Per Share, Continued

(b) Diluted earnings per share for the three-month period ended March 31, 2010 and 2009 are as follows:

(In Won, except earnings per share and share information)
		2010
Net income	(Won)	649,066,027,139
Interest on convertible bond, net of tax		(13,059,178,980)
Adjusted income		636,006,848,159
Weighted-average number of common shares outstanding and common equivalent shares(*)		367,138,860

Diluted earnings per share	(Won)	1,732

There was no dilutive effect for the three-month period ended March 31, 2009

(*)	Weighted-average number of common shares outstanding for the three-month period ended March 31, 2010 is calculated as follows:

(In shares)
2010
Weighted-average number of common shares (basic)	357,815,700
Effect of conversion of convertible bonds	9,323,160

Weighted-average number of common shares (diluted)	367,138,860

(c) The number of dilutive potential ordinary shares outstanding for the three-month periods ended March 31 2010 and 2009 is calculated as follows:

(i) 2010

(In shares)
	Convertible bonds	Convertible bonds
Common shares to be issued	1,281,697	9,399,113
Period	January 1, 2010~March 31, 2010	January 1, 2010~March 19, 2010
Weight	90 days / 90 days	77 days / 90 days
Weighted-average number of common shares to be issued	1,281,697	8,041,463

(ii) 2009

(In shares)
Convertible bonds
Common shares to be issued	10,641,851
Period	January 1, 2010~March 31, 2010
Weight	90 days / 90 days
Weighted-average number of common shares to be issued	10,641,851

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

21 Explanation of Transition to K-IFRSs

As stated in note 2(a), these are the Group’s first condensed consolidated interim financial statements prepared for the part of the period covered by the first K-IFRS annual financial statements in accordance with K-IFRS 1101, First-time adoption of Korea International Financial Reporting Standards.

The accounting policies in note 3 have been applied in preparing the condensed consolidated interim financial statements for the three-month period ended March 31, 2010, for the year ended December 31, 2009 and the preparation of an opening K-IFRS balance sheet as of 1 January 2009.

In preparing its opening K-IFRS consolidated statement of financial position, the Group has adjusted amounts reported previously in financial statements prepared in accordance with Korean Generally Accepted Accounting Principles (“K-GAAP”). An explanation of how the transition from previous GAAP to K-IFRSs has affected the Group’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.

(a) Differences between Accounting under K-IFRSs and under K-GAAP Expected to Have a Material Effect on the Group

Area	Previous K-GAAP	K-IFRS
Convertible bonds	In accordance with Statements of Korean Accounting Standards (“SKAS”) No. 9, the Group recognizes liability at fair value measured by the present value of the expected future cash flows and amortizes the difference between the fair value and proceeds received at the issue date using the effective interest method. Recognize conversion right on debentures in equity and do not revaluate	In accordance with K-IFRS 1039, the convertible bonds are designated as financial liabilities at fair value through profits or loss (“FVTPL”) and recognized at fair value with changes in fair value recognized in profit or loss.

Employee benefits	The Group recognizes retirement and severance liability expected to be payable if all employees, who have been with the Group for more than one year, left at the end of the reporting period.	In accordance with K-IFRS 1019, the Group recognizes defined benefit obligations at present value of the expected future benefit cost using unbiased and mutually compatible actuarial assumptions about demographic variables and financial variables. Under the Group’s accounting policy, recognize all actuarial gain or loss in equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

21 Explanation of Transition to K-IFRSs, Continued

Area	Previous K-GAAP	K-IFRS
Share-based payment	In accordance with K-GAAP Interpretation 39-35, liability relating to fully vested share-based payment to be settled in cash is remeasured at the intrinsic value at each reporting date and at the date of settlement and the Group recognizes the changes in the intrinsic value as compensation expenses.	The Group recognizes the liability relating to fully vested share-based payment to be settled in cash at fair value at each reporting date with changes in fair value recognized in profit or loss.

In accordance with K-IFRS 1039, the Company may designate available-for-sale securities as FVTPL at inception and recognize the changes in fair value in profit or loss.

Available-for-sale securities	In accordance with SKAS No. 8, the Company recognizes available-for-sale securities at fair value with changes in fair value recognized in accumulated other comprehensive income.	In accordance with K-IFRS 1039, the Company recognizes available-for-sale debt securities at fair value with effect of changes in exchange rate recognized in profit or loss, the remaining differences between acquisition cost and fair value recognized in accumulated other comprehensive income, and any dividend recognized in profit at the date when dividend is determined. Convertible preferred stock is regarded as debt security.

Derivatives	In accordance with K-GAAP Interpretation 53-70, the Company applies cash flow hedge accounting for derivatives only if certain conditions are met.	In K-IFRS 1039, criteria to apply cash flow hedge accounting is more detailed than current K-GAAP and the Company does not apply cash flow hedge accounting as a condition of the detailed criteria is not met

Cumulative translation differences	N/A	The cumulative translation differences for all foreign operations are deemed to be zero at January 1, 2009 (the transition date)

Capitalization of development cost	In accordance with SKAS No. 3, an internally generated intangible asset is recognized only if it is highly probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably	In accordance with K-IFRS 1038, an internally generated intangible asset is recognized if, and only if it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

21 Explanation of Transition to K-IFRSs, Continued

Area	Previous K-GAAP	K-IFRS
Deferred taxes	Recognition of deferred tax assets and liabilities is based on assessment of temporary differences regardless of how each temporary difference is reversed. Deferred taxes are classified current or non-current portion based on classification of related item in the financial statements. Classification of current and non-current for items not related to balance sheet items are determined based on estimated reversal.	Deferred tax assets and liabilities are recognized based on assessment of temporary differences that considers how each temporary difference is reversed. Deferred tax assets and liabilities are classified as non-current.

Long-term payables	Long-term payables of LGDUS are discounted using the Group’s weighted average borrowing rate.	Long-term payables of LGDUS are discounted using risk free rate.

Allocation of difference between cost and book value of investment (Goodwill)	In accordance with K-GAAP, the Group amortizes goodwill over its estimated useful life under straight-line method	In accordance with K-IFRS 1028,, the Group does not amortize but periodically reviews the goodwill for impairment

Bargain purchase of investments	In accordance with K-GAAP, the Group allocates negative goodwill to distinguishable non-monetary asset over weighted average useful lives using straight-line method and unallocated amount is recognized in current period’s earnings	In accordance with K-IFRS 1028,, the excess of acquirer’s interest in the net fair value of acquiree’s identifiable assets remaining after reassessing the identification and measurement of assets, liabilities and contingent liabilities is recognized immediately in earnings

Borrowing costs	In accordance with SKAS No. 7, borrowing costs are capitalized regardless of time required to get an asset ready for its intended use.	In accordance with K-IFRS 1023, borrowing costs that take a substantial period of time required to get an asset ready for its intended use is capitalized.

Changes in scope of consolidation	Scope of consolidation is determined in accordance with SKAS 25. In addition, scope of consolidation is determined in accordance with Act on External Audit of Stock Companies of Korea.	In accordance with K-IFRS 1027, scope of consolidation is determined based on control model.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

21 Explanation of Transition to K-IFRSs, Continued

(c) Summary of the effects of the adoption of K-IFRSs on the Group’s financial position and the results of its operation

(i) The effects of the adoption of K-IFRSs on the Group’s financial position as of January 1, 2009, the transition date to K-IFRSs, are as follows:

(in millions of won)
		Total assets	Total liabilities	Total equity
K-GAAP	(Won)	17,388,366	8,099,743	9,288,623
Adjustment for:
Convertible bonds (*1)		—	134,568	(134,568)
Employee benefits (*2)		—	5,170	(5,170)
Share-based payments (*3)		—	114	(114)
Long-term payables (*4)		—	56,661	(56,661)
Equity method investments (*5)		10,002	—	10,002
Cumulative translation adjustment (*6)		46,513	—	46,513
Deferred tax asset (*7)		31,881	(2)	31,883
Changes in scope of consolidation (*8)		(14,913)	(2,312)	(12,601)

Total adjustment		73,483	194,199	(120,716)

K-IFRS	(Won)	17,461,849	8,293,942	9,167,907

(*1)	Designated convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*3)	Measurement of share-based payment using fair value under K-IFRS
(*4)	Difference in discount rate applied to present value calculation of long-term payables
(*5)	Reversal of amortization of goodwill on equity method investments and recognition of bargain purchase of investments
(*6)	Difference in deferred taxes on change in cumulative translation adjustment
(*7)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP
(*8)	Elimination of Suzhou Raken Technology Ltd. from the scope of consolidation

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

21 Explanation of Transition to K-IFRSs, Continued

(ii) The effects of the adoption of K-IFRSs on the Group’s financial position as of December 31, 2009 are as follows:

(in millions of won)
		Total assets	Total liabilities	Total equity
K-GAAP	(Won)	19,538,190	9,322,297	10,215,893
Adjustment for:
Convertible bonds (*1)		—	170,316	(170,316)
Employee benefits (*2)		—	25,322	(25,322)
Share-based payments (*3)		—	315	(315)
Long-term payables (*4)		—	37,050	(37,050)
Equity method investments (*5)		7,312	—	7,312
Capitalized borrowing costs (*6)		(1,666)	—	(1,666)
Development cost (*7)		80,454	—	80,454
Cumulative translation differences (*8)		39,453	—	39,453
Deferred tax asset (*9)		24,122	—	24,122
Changes in scope of consolidation (*10)		15,613	108,429	(92,816)

Total adjustment		165,288	341,432	(176,144)

K-IFRS	(Won)	19,703,478	9,663,729	10,039,749

(*1)	Designated convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*3)	Measurement of share-based payment using fair value under K-IFRS
(*4)	Difference in discount rate applied to present value calculation of long-term payables
(*5)	Reversal of amortization of goodwill on equity method investments and recognition of bargain purchase of investments
(*6)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*7)	Capitalization of development costs meeting capitalization criteria under K-IFRS
(*8)	Difference in deferred taxes on change in cumulative translation adjustment
(*9)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP
(*10)	Elimination of Suzhou Raken Technology Ltd. from the scope of consolidation

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

21 Explanation of Transition to K-IFRSs, Continued

(iii) The effects of the adoption of K-IFRSs on the Group’s result of operations for the year ended December 31, 2009 are as follows:

(in millions of won)
		Net income	Total Comprehensive income
K-GAAP	(Won)	1,083,653	1,036,407
Adjustment for:
Convertible bonds (*1)		(35,748)	(35,748)
Employee benefits (*2)		(1,259)	(20,152)
Share-based payments (*3)		(201)	(201)
Available for sale securities (*4)		(3,373)	—
Derivatives (*5)		8,337	—
Long-term payables (*6)		17,075	19,611
Equity method investments (*7)		205	(2,690)
Financial asset at fair value through profit and loss (*8)		2,906	—
Capitalized borrowing costs (*9)		(1,666)	(1,666)
Development cost (*10)		80,454	80,454
Cumulative translation differences (*11)		—	(7,060)
Deferred tax asset (*12)		(13,360)	(7,761)
Changes in scope of consolidation (*13)		(19,245)	(10,443)

Total adjustment		34,125	14,344

K-IFRS	(Won)	1,117,778	1,050,751

(*1)	Designated convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*3)	Measurement of share-based payment using fair value under K-IFRS
(*4)	Gains/losses on foreign currency translation and interest income on convertible preferred stocks
(*5)	Derivatives previously accounted for as cash flow hedge were derecognized as held-for-trading derivative asset
(*6)	Difference in discount rate applied to present value calculation of long-term payables
(*7)	Reversal of amortization of goodwill on equity method investments and recognition of bargain purchase of investments
(*8)	Fair value recognition of investment assets designated as financial asset at fair value through profit
(*9)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*10)	Capitalization of development costs meeting capitalization criteria under K-IFRS
(*11)	Difference in deferred taxes on change in cumulative translation adjustment
(*12)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP
(*13)	Elimination of Suzhou Raken Technology Ltd. from the scope of consolidation

LG DISPLAY CO., LTD.

Condensed Interim Financial Statements

(Unaudited)

March 31, 2010

(With Independent Auditors’ Review Report Thereon)

2

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Shareholders and Board of Directors

LG Display Co., Ltd.:

We have reviewed the accompanying condensed statement of financial position of LG Display Co., Ltd. (the “Company”) as of March 31, 2010, and the related condensed statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2010. Management is responsible for the preparation and fair presentation of these condensed financial statements. Our responsibility is to issue a report on these condensed interim financial statements based on our review. The accompanying condensed statements of comprehensive income, changes in equity and cash flows for the three-month period ended March 31, 2009, presented for comparative purposes, were not reviewed.

We conducted our review in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus, provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards.

We have audited the statement of financial position as of December 31, 2009, not accompanying this review report, prepared and presented in accordance with accounting principles generally accepted in the Republic of Korea (not Korean International Financial Reporting Standards), and our report thereon, dated February 16, 2010, expressed an unqualified opinion. In addition, we have reviewed the statements of income, changes in equity and cash flows for the three-month period ended March 31, 2009, not accompanying this review report, prepared and presented in accordance with accounting principles generally accepted in the Republic of Korea (not Korean International Financial Reporting Standards), in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea and our review report thereon expressed that nothing had come to our attention that caused us to believe that the interim financial statements referred to above were not presented fairly in all material respects in accordance with accounting principles generally accepted in the Republic of Korea.

As discussed in note 14 to the condensed interim financial statements, the Company is under investigations by Korea Fair Trade Commission in Korea, European Commission and antitrust authorities in other countries with respect to possible anti-competitive activities in the LCD industry. In addition, the Company has been named as defendants in a number of federal class actions in the United States and Canada and related individual lawsuits based on alleged antitrust violations concerning the sale of LCD panels, and the Company and certain of its officers and directors have been named as defendants in a federal class action in the United States by shareholders of the Company alleging violations of the U.S. Securities Exchange Act of 1934. The Company estimated and recognized losses related to these legal proceedings. However, actual losses are subject to change in the future based on new developments in each matter, or changes in circumstances, which could be materially different from those estimated and recognized by the Company.

3

As discussed in note 2, the Company prepared the condensed interim financial statements in accordance with accounting policies management plans to adopt for its first annual financial statements in accordance with Korean International Financial Reporting Standards. The accounting policies applied for the interim financial statements may be changed by management as considered necessary in the course of preparation of its first annual financial statements in accordance with Korean International Financial Reporting Standards for the year ending December 31, 2010.

/s/    KPMG Samjong Accounting Corp.

Seoul, Korea

April 23, 2010

This report is effective as of April 23, 2010, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

4

LG DISPLAY CO., LTD.

Condensed Statements of Financial Position

(Unaudited)

As of March 31, 2010 and December 31, 2009

(In millions of Won)	Note		2010	2009
Assets
Cash and cash equivalents	10	(Won)	1,044,705	704,324
Deposits in banks	10		2,000,000	2,500,000
Trade accounts and notes receivable, net	10, 13		3,458,035	3,252,945
Other accounts receivable, net	10		220,249	128,983
Other current financial assets	10		8,328	2,737
Inventories	5		1,389,197	1,286,305
Other current assets			187,712	98,061

Total current assets			8,308,226	7,973,355
Investments	6		1,114,053	1,075,229
Other non-current financial assets			28,469	128,432
Deferred tax assets	18		804,689	846,573
Property, plant and equipment, net	7		9,532,562	8,730,263
Intangible assets, net	8		339,755	340,885
Other non-current assets			183,223	162,130

Total non-current assets			12,002,751	11,283,512

Total assets		(Won)	20,310,977	19,256,867

Liabilities
Trade accounts and notes payable	10	(Won)	2,238,881	2,014,909
Current financial liabilities	9, 10		1,172,160	1,845,516
Other accounts payable	10		1,993,059	1,392,811
Accrued expenses			337,283	374,892
Income tax payable			180,204	120,206
Provisions			318,676	327,364
Other current liabilities			244,421	44,965

Total current liabilities			6,484,684	6,120,663
Non-current financial liabilities	9, 10		2,200,282	1,954,547
Non-current provisions			10,256	5,611
Employee benefits	12		117,966	84,160
Long-term advances received	13		565,400	583,800
Other non-current liabilities			463,115	473,888

Total non-current liabilities			3,357,019	3,102,006

Total liabilities			9,841,703	9,222,669

Equity
Share capital	15		1,789,079	1,789,079
Share premium			2,251,113	2,251,113
Reserves	15		(2,273)	(17,366)
Retained earnings			6,431,355	6,011,372

Total equity			10,469,274	10,034,198

Total liabilities and equity		(Won)	20,310,977	19,256,867

See accompanying notes to the condensed interim financial statements.

5

LG DISPLAY CO., LTD.

Condensed Interim Statement of Comprehensive Income

(Unaudited)

For the three-month periods ended March 31, 2010 and 2009

(In millions of Won, except earnings per share)	Note		2010	2009
Revenue		(Won)	5,840,744	3,426,949
Cost of sales			(4,793,820)	(3,633,635)

Gross profit (loss)			1,046,924	(206,686)
Other income	11		191,174	501,132
Selling expenses			(114,708)	(71,885)
Administrative expenses			(103,511)	(55,450)
Research and development expenses			(136,568)	(98,895)
Other expenses	11		(179,222)	(476,672)

Results from operating activities			704,089	(408,456)

Finance income			97,207	132,700
Finance costs			(43,756)	(286,830)
Other non-operating income (loss), net			(1,464)	(122)
Profit (loss) before income tax			756,076	(562,708)
Income tax expense (benefit)	18		157,032	(129,141)

Profit (loss) for the period			599,044	(433,567)

Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets			19,350	(5,519)
Net change in fair value of cash flow hedges transferred to profit or loss			—	2,534
Defined benefit plan actuarial gain or loss			(153)	1,519
Income tax on other comprehensive income			(4,257)	601

Other comprehensive income (loss) for the period, net of income tax			14,940	(865)

Total comprehensive income (loss) for the period		(Won)	613,984	(434,432)

Earnings (loss) per share
Basic earnings (loss) per share	19	(Won)	1,674	(1,212)

Diluted earnings (loss) per share	19	(Won)	1,596	(1,212)

See accompanying notes to the condensed interim financial statements.

6

LG DISPLAY CO., LTD.

Condensed Interim Statement of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2010 and 2009

(In millions of Won)	Share capital		Share premium	Hedging reserve	Fair value reserve	Retained earnings	Total equity
Balances at January 1, 2009	(Won)	1,789,079	2,251,113	(1,920)	3,703	5,115,872	9,157,847

Total comprehensive loss for the period
Loss for the period		—	—	—	—	(433,567)	(433,567)
Other comprehensive income (loss)
Net change in fair value of available-for-sale financial assets		—	—	—	(4,304)	—	(4,304)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		—	—	1,920	—	—	1,920
Defined benefit plan actuarial gain		—	—	—	—	1,519	1,519

Total other comprehensive income (loss)		—	—	1,920	(4,304)	1,519	(865)

Total comprehensive income (loss) for the period	(Won)	—	—	1,920	(4,304)	(432,048)	(434,432)

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	—	(178,908)	(178,908)

Balances at March 31, 2009	(Won)	1,789,079	2,251,113	—	(601)	4,504,916	8,544,507

Balances at January 1, 2010	(Won)	1,789,079	2,251,113	—	(17,366)	6,011,372	10,034,198

Total comprehensive income for the period
Profit for the period		—	—	—	—	599,044	599,044
Other comprehensive income
Net change in fair value of available-for-sale financial assets		—	—	—	15,093	—	15,093
Defined benefit plan actuarial loss		—	—	—	—	(153)	(153)

Total other comprehensive income (loss)		—	—	—	15,093	(153)	14,940

Total comprehensive income for the period	(Won)	—	—	—	15,093	598,891	613,984

Transaction with owners, recorded directly in equity
Dividends to equity holders		—	—	—	—	(178,908)	(178,908)

Balances at March 31, 2010	(Won)	1,789,079	2,251,113	—	(2,273)	6,431,355	10,469,274

See accompanying notes to the condensed interim financial statements.

7

LG DISPLAY CO., LTD.

Condensed Interim Statement of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2010 and 2009

(In millions of Won)	2010		2009
Cash flows from operating activities:
Profit (loss) for the period	(Won)	599,044	(433,567)
Adjustments for:
Income tax expense (benefit)		157,032	(129,141)
Depreciation		540,367	490,116
Amortization of intangible assets		34,471	8,272
Gain on foreign currency translation		(81,291)	(154,668)
Loss on foreign currency translation		55,578	148,255
Gain on disposal of property, plant and equipment		(928)	(2,237)
Loss on disposal of property, plant and equipment		1	51
Gain on disposal of intangible assets		—	(4)
Finance income		(96,812)	(69,953)
Finance costs		27,423	241,324
Other income		(12,382)	—
Other expenses		11,635	52,617

		1,234,138	151,065
Change in trade accounts and notes receivable		(264,151)	(337,058)
Change in other accounts receivable		16,184	(33,610)
Change in other current assets		(81,308)	(76,365)
Change in inventories		(102,892)	(86,151)
Change in other non-current accounts receivable		—	92
Change in other non-current assets		(29,175)	(20,232)
Change in trade accounts and notes payable		249,372	997,781
Change in other accounts payable		(63,112)	11,070
Change in accrued expenses		(38,390)	(49,235)
Change in other current liabilities		19,076	2,473
Change in other non-current liabilities		1,611	695,500
Change in provisions		(4,784)	(692)
Change in defined benefit obligation		33,653	16,905

Cash generated from operating activities		970,222	1,271,543
Income tax paid		(59,407)	(141,347)
Interest received		32,757	52,473
Interest paid		(25,388)	(28,905)

Net cash from operating activities	(Won)	918,184	1,153,764

See accompanying notes to the condensed interim financial statements.

8

LG DISPLAY CO., LTD.

Condensed Interim Statement of Cash Flows, Continued

(Unaudited)

For the three-month periods ended March 31, 2010 and 2009

(In millions of Won)	2010		2009
Cash flows from investing activities:
Dividend received	(Won)	729	—
Proceeds from withdrawal of deposits in financial institutions		1,300,000	925,000
Increase in deposits in financial institutions		(800,000)	(750,000)
Acquisition of investments		(38,824)	(12,009)
Acquisition of property, plant and equipment		(642,255)	(857,977)
Proceeds from disposal of property, plant and equipment		1,250	6,238
Acquisition of intangible assets		(43,680)	(45,151)
Proceeds from disposal of intangible assets		—	5
Government subsidies received		4	38
Proceeds from settlement of derivatives		9,600	(24,671)
Acquisition of non-current financial assets		(53)	—
Proceeds from disposal of non-current financial assets		3,422	1,164

Net cash used in investing activities		(209,807)	(757,363)
Cash flows from financing activities:
Repayment of short-term borrowings		113,082	591,802
Proceeds from short-term borrowings		(282,395)	(601,068)
Issuance of debentures		199,117	—
Repayment of current portion of long-term debt		(397,800)	(17,350)

Net cash used in financing activities		(367,996)	(26,616)
Net increase in cash and cash equivalents		340,381	369,785
Cash and cash equivalents at 1 January		704,324	1,207,786

Cash and cash equivalents at 31 March	(Won)	1,044,705	1,577,571

See accompanying notes to the condensed interim financial statements.

9

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements

March 31, 2010

(Unaudited)

1 Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 under its original name of LG Soft, Ltd. as a wholly owned subsidiary of LG Electronics Inc. In 1998, LG Electronics Inc. and LG Semicon Co., Ltd. transferred their respective Thin Film Transistor-Liquid Crystal Display (“TFT-LCD”) related business to the Company. The main business of the Company is to manufacture and sell TFT-LCD panels. The Company is a stock company (“Jusikhoesa”) domiciled in the Republic of Korea with its address at 18th Floor West Tower, LG Twin Towers, 20 Yeouido-dong, Yeoungdeungpo-gu, Seoul 150-721, the Republic of Korea. In July 1999, LG Electronics Inc. and Koninklijke Philips Electronics N.V. (“Philips”) entered into a joint venture agreement. Pursuant to the agreement, the Company changed its name to LG.Philips LCD Co., Ltd. However, on February 29, 2008, the Company changed its name to LG Display Co., Ltd. based upon the approval of shareholders at the general shareholders’ meeting on the same date as a result of the decrease in Philips’s share interest in the Company and the possibility of its business expansion to Organic Light Emitting Diode (“OLED”) and Flexible Display products. As of March 31, 2010, LG Electronics Inc. owns 37.9% (135,625,000 shares) of the Company’s common shares.

As of March 31, 2010, the Company has LCD Research & Development Center and TFT-LCD manufacturing plants in Paju and TFT-LCD manufacturing plants and OLED manufacturing plant in Gumi. The Company has overseas subsidiaries located in the United States of America, Europe and Asia.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2010, 357,815,700 shares of common stock are outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL.” One ADS represents one-half of one share of common stock. As of March 31, 2010, 37,026,146 ADSs are outstanding.

2 Basis of Presenting Financial Statements

(a) Statement of Compliance

The financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRSs”). The Company determined to adopt the K-IFRSs for annual periods beginning on January 1, 2010. The Company’s transition date to K-IFRSs from its previous GAAP (generally accepted accounting principles) is January 1, 2009.

Financial statements are prepared in accordance with K-IFRS No. 1027. Investments in subsidiaries, jointly controlled entities and associated are accounted for at deemed cost under K-IFRS No. 1101 or acquisition cost, not based on the investee’s financial performance and net assets.

10

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

2 Basis of Presenting Financial Statements, Continued

(a) Statement of Compliance, Continued

The condensed interim financial statements have been prepared in accordance with K-IFRS 1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements. Also, the financial statements are the first K-IFRS financial statements made publicly available with its transition date of January 1, 2009. The financial statements for the three-month period ended March 31, 2010 and the comparative financial statements for the three-month period ended March 31, 2009 were prepared applying the accounting policies adopted by the Company as described below. The financial statement as of the transition date was also prepared using the same accounting policies. An explanation of how the transition to K-IFRS has affected the reported financial position of the Company as of January 1 and December 31, 2009, and financial performance and of the Company for the year ended December 31, 2009 and three-month period ended March 31, 2009 is provided in note 20.

The Company prepared the condensed interim financial statements in accordance with accounting policies management plans to adopt for its first annual financial statements in accordance with Korean International Financial Reporting Standards. The accounting policies applied for the interim financial statements may be changed by management as considered necessary in the course of preparation of its first annual financial statements in accordance with Korean International Financial Reporting Standards for the year ending December 31, 2010.

The condensed interim financial statements were authorized for issue by the Board of Directors on April 21, 2010.

(b) Basis of Measurement

The condensed interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for cash-settled share-based payment arrangements are measured at fair value

•	liabilities for defined benefit plans are recognized at the net total of present value of defined benefit obligation less the fair value of plan assets

(c) Functional and Presentation Currency

The condensed interim financial statements are presented in Korean Won, which is the Company’s functional currency. All amounts in Korean Won are in millions unless otherwise stated.

(d) Use of Estimates and Judgments

The preparation of the condensed interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

11

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

2 Basis of Presenting Financial Statements, Continued

(d) Use of Estimates and Judgments

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

•	Classification of financial instruments (note 3.(c))

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next 12 months is included in the following notes:

•	Warranty reserve (note 3.(i))

•	Provision for legal matters (note 3.(i))

•	Measurement of defined benefit obligations (note 12)

3 Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in preparation of its condensed interim financial statements are as follows:

(a) Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on available-for-sale equity instruments and a financial asset and liability designated as a cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or previous financial statements shall be recognized in profit or loss in the period in which they arise.

12

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(b) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for allocation of fixed production overhead if the actual level of production is lower than the normal capacity.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses.

(c) Financial Instruments

(i) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on that date they are originated. All other financial assets, including financial assets at fair value through profit or loss, are recognized in the statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset and recognizes a financial liability for the consideration received. In subsequent periods, the Company recognizes any income on the transferred assets and any expense incurred on the financial liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss, loans and receivables and available-for-sales financial assets.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. If a contract contains one or more embedded derivatives, the Company designates the entire hybrid (combined) contract as a financial asset at fair value through profit or loss unless: the embedded derivative(s) does not significantly modify the cash flows that otherwise would be required by the contract; or it is clear with little or no analysis when a similar hybrid (combined) instrument is first considered that separation of the embedded derivative(s) is prohibited. Upon initial recognition, attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

13

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(c) Financial Instruments, Continued

(i) Non-derivative financial assets, Continued

Held-to-maturity financial assets

If the Company has non-derivative debt securities with fixed or determinable payments and fixed maturity and the Company has the positive intention and ability to hold to maturity, then such financial assets are classified as held-to-maturity. When held-to-maturity financial assets are recognized initially, the Company measures it at its fair value plus transaction costs that are directly attributable to the acquisition of the financial asset. Subsequent to initial recognition held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than an insignificant amount of held-to-maturity investment not close to their maturity would result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Company from classifying any financial assets as held-to-maturity for the current and the following two financial years.

Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash. They are stated at face value, which approximates fair value.

Deposits in banks

Deposits in banks are those with maturity of more than three month and less than one year and are held for cash management purposes.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. When loans and receivables are recognized initially, the Company measures it at its fair value plus transaction costs that are directly attributable to the acquisition or issue of the financial asset. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Loans and receivables comprise trade accounts and notes receivable and other accounts receivable.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. The Company’s investments in equity securities and certain debt securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale equity instruments, are recognized in other comprehensive income and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

14

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(c) Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date that they are originated. The Company classifies liabilities into the two categories in accordance with the substance of the contractual arrangement and the definitions of a financial liability: financial liabilities at fair value through profit or loss and other financial liabilities.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition at fair value through profit or loss. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred. As of March 31, 2010, financial liabilities at fair value through profit or loss of the Company consist of convertible bonds.

Non-derivative financial liabilities other than financial liabilities classified as fair value through profit or loss are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issue. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of March 31, 2010, non-derivative financial liabilities comprise borrowings, bonds and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of tax effects. Capital contributed in excess of par value upon issuance of common stocks is classified as share premium within equity.

(iv) Derivative financial instruments, including hedge accounting

The Company holds forward exchange contract, interest rate swap, currency swap and other derivative contracts to manage interest rate risk and foreign exchange risk. Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss except in the case where the derivatives are designated as cash flow hedge and the hedge is determined to be an effective hedge.

The Company designated derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecast transactions or firm commitments (a cash flow hedge).

15

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(c) Financial Instruments, Continued

(iv) Derivative financial instruments, including hedge accounting, Continued

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

16

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(d) Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment shall be determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other income and expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Depreciation is recognized in profit or loss on a straight-line basis method, reflecting the pattern in which the asset's future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero. Land is not depreciated.

Estimated useful lives of the assets are as follows:

Useful lives(years)
Buildings and structures	20, 40
Machinery	4
Furniture and fixtures	4
Equipment, tools, vehicle	4, 12

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate. The change is accounted for as a change in an accounting estimate.

(e) Borrowing Costs

The Company capitalizes borrowing costs, which includes exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

17

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(f) Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

Grants for compensating the Company’s expenses incurred

Grants that compensated the Company for expenses incurred are recognized in profit or loss as other income on a systematic basis in the same periods in which the expenses are recognized.

Other government grants

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs shall be recognized as income of the period in which it becomes receivable.

(g) Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized only if the Company can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset,

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

The expenditure capitalized includes the cost of materials, direct labor, overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

18

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(g) Intangible Assets

(ii) Other intangible assets

Other intangible assets include intellectual property rights, software, membership and others.

(iii) Subsequent costs

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

(iv) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which country club membership and golf club membership are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Estimated useful lives(years)
Intellectual property rights	5, 10
Rights to use electricity, water and gas supply facilities	10
Software	4
Development costs	(*)
Country club membership and golf club membership	Not amortized

(*)	Capitalized development costs are amortized over the useful life considering the life cycle of the developed products.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets that are not being amortized are reviewed each period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(h) Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency in interest or principal payments by an issuer or a debtor, for economic reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the Company would not otherwise consider, or the disappearance of an active market for that financial asset. In addition, for an investment in an equity security, objective evidence of impairment includes significant financial difficulty of the issuer and a significant or prolonged decline in its fair value below its cost.

19

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(h) Impairment, Continued

(i) Financial assets, Continued

For receivables and held-to-maturity investment securities, the Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant. All individually significant receivables and held-to-maturity investment securities found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together receivables and held-to-maturity investment securities with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

If there is objective evidence that an impairment loss has been incurred on financial assets carried at amortized cost or cost, the amount of the impairment loss is measured as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables.

The amount of the impairment loss on financial assets including equity securities carried at cost is measured as the difference between the carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income, the amount of the cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss.

In a subsequent period, for the financial assets recorded at fair value, if the fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed. The amount of the reversal in financial assets carried at amortized cost and a debt instrument classified as available for sale is recognized in profit or loss. However, impairment loss recognized for an investment in an equity instrument classified as available-for-sale is reversed through other comprehensive income.

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year at the same time.

20

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(h) Impairment, Continued

(ii) Non-financial assets, Continued

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit, or CGU”). The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

The Company’s corporate assets do not generate separate cash inflows. If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i) Provision

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for eighteen months from the date of purchase. These liabilities are accrued when product revenues are recognized. Warranty costs primarily include raw materials and labor costs. Factors that affect the Company’s warranty liability include historical and anticipated rate of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

21

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(i) Provision, Continued

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(j) Employee Benefits

(i) Short-term employee benefit

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefit

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from defined benefit plans in retained earnings immediately.

22

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(j) Employee Benefits, Continued

(v) Share-based payment transactions

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally becomes entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

(k) Revenue

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates and other cash incentives paid to customers. Revenue is recognized when persuasive evidence exists, that the significant risks and rewards of ownership have been transferred to the buyer, generally on delivery and acceptance at the customers’ premises, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the statements of comprehensive income.

(l) Operating segments

In accordance with K-IFRS 1108, entity wide disclosures of geographic and product revenue information are provided in the condensed consolidated interim financial statements, not in these condensed interim financial statements.

(m) Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, and losses on hedging instruments that are recognized in profit or loss. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

Foreign exchange gains and losses arising from monetary assets and liabilities denominated in currencies other than functional currencies are presented separately when they are related to investing and financing activities.

23

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(n) Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that, it is probable that the differences relating to investments in subsidiaries, associates and jointly controlled entities will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are offset if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

(o) Earnings Per Share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for the effects of all dilutive potential ordinary shares, which comprise convertible bonds.

24

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

3 Summary of Significant Accounting Policies, Continued

(p) New Standards and Interpretations Not Yet Adopted

The following new standards and interpretations and amendments to existing standards to existing standards have been published and are mandatory for the Company beginning on or after January 1, 2011, but the Company has not early adopted them. Management is in the process of evaluating the impact, if any, of applying these standards and interpretations on its financial position and results of operations.

(i) K-IFRS 1109 ‘Financial Instruments’

This standard introduces certain new requirements for classifying and measuring financial assets. K-IFRS 1109 divides all financial assets that are currently in the scope of K-IFRS 1039 into two classifications, those measured at amortized cost and those measured at fair value. The standard along with proposed expansion of K-IFRS 1109 for classifying and measuring financial liabilities, de-recognition of financial instruments, impairment, and hedge accounting will be applicable from the year 2013, although entities are permitted to adopt earlier. The Company is evaluating the impact that this new standard will have on the Company’s financial statements.

(ii) Revised K-IFRS 1024 ‘Related Parties Disclosures’

The revised standard simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition. The Company will apply K-IFRS 1024 (revised) retrospectively from January 1, 2011. The Company is evaluating the impact that this new standard will have on the Company’s financial statements, if any.

4 Determination of Fair Values

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a) Current assets and liabilities

The carrying amounts approximate fair value because of the short maturity of these instruments.

(b) Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of short-term receivables approximate fair value.

(c) Investments in equity and debt securities

The fair value of financial assets at fair value through profit or loss (“FVTPL”) and available-for-sale financial assets in market is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable securities is determined using valuation methods.

25

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

4 Determination of Fair Values, Continued

(d) Derivatives

For forward contracts, a listed market price is not available, fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

The fair value of interest rate swaps is estimated by discounting estimated future cash flows based on the terms and maturity of each contract by LIBOR and forward interest rates for the same terms at the measurement date.

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Company and counterparty when appropriate.

(e) Non-derivative financial liabilities

The fair value of financial liabilities at FVTPL is determined by reference to their quoted closing price at the reporting date. Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(f) Share-based payment transactions

The fair value of the employee share appreciation rights is measured using the Black-Scholes formula. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

5 Inventories

Inventories as of March 31, 2010 and December 31, 2009 are as follows:

(In millions of Won)		2010	2009
Finished goods	(Won)	405,870	385,518
Work-in-process		613,067	544,071
Raw materials		251,569	228,630
Supplies		118,691	128,086

	(Won)	1,389,197	1,286,305

For the three-month period ended March 31, 2010, inventories recognized as cost of sales amounted to (Won)4,793,820 million including valuation loss on inventories and reversal of valuation loss on inventories amounted to (Won)385 million and (Won)10,376, respectively, which was included in cost of sales.

26

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

6 Investments

(a) Consolidated Subsidiaries as of March 31, 2010 are as follows:

(In millions of Won)
Overseas subsidiaries	Percentage of ownership	Location	Date of incorporation	Selling or manufacturing	Carrying amount
LG Display America, Inc.	100%	California, U.S.A.	September 24, 1999	Sell TFT-LCD products	—
LG Display Japan Co., Ltd.	100%	Tokyo, Japan	October 12, 1999	Sell TFT-LCD products	15,686
LG Display Germany GmbH	100%	Dusseldorf, Germany	November 5, 1999	Sell TFT-LCD products	19,373
LG Display Taiwan Co., Ltd.	100%	Taipei, Taiwan	April 12, 1999	Sell TFT-LCD products	35,230
LG Display Nanjing Co., Ltd.	100%	Nanjing, China	July 15, 2002	Manufacture and Sell TFT-LCD products	413,628
LG Display Shanghai Co., Ltd.	100%	Shanghai, China	January 16, 2003	Sell TFT-LCD products	9,093
LG Display Poland Sp. zo. o.	80%	Wroclaw, Poland	September 6, 2005	Manufacture and Sell TFT-LCD products	157,865
LG Display Guangzhou Co., Ltd.	90%	Guangzhou, China	June 30, 2006	Manufacture and Sell TFT-LCD products	157,268
LG Display Shenzhen Co., Ltd.	100%	Shenzhen, China	August 28, 2007	Sell TFT-LCD products	3,467
LG Display Singapore Pte. Ltd.	100%	Singapore	January 12, 2009	Sell TFT-LCD products	1,250
LG Electronics (Nanjing) Plasma Co., Ltd.	100%	Nanjing, China	May 16, 2003	Manufacture and Sell TFT-LCD products	3,470
L&T Display Technology (Xiamen) Limited	51%	Xiamen, China	January 5, 2010	Manufacture and Sell TFT-LCD products	7,146
L&T Display Technology (Fujian) Limited	51%	Fujian, China	January 5, 2010	Manufacture and Sell TFT-LCD products	10,123

In January 2010, the Company entered into a joint venture agreement with Top Victory Investments Limited, accordingly, L&T Display Technology (Xiamen) Limited (‘L&T XM’) and L&T Display Technology (Fujian) Limited(‘L&T FJ’) were incorporated in Xiamen and Fujian, China, in order for them to manufacture and sell TFT-LCD products. The Company acquired 51% equity interest in L&T XM and L&T FJ at (Won)7,146 million and (Won)10,123 million, respectively.

In addition, the Company additionally invested (Won)6,655 million in LG Display Guangzhou Co., Ltd. for the purpose of expanding production capacity of TFT-LCD products in January 2010.

27

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

6 Investments, Continued

(b) Investments in associates

In February 2010, the Company acquired additional 1,000,000 common shares of New Optics Ltd. (5.35%) at (Won)2,500 million.

In January 2010, the Company entered into a joint venture agreement with Formosa Epitaxy Incorporation and several investors. Accordingly, Can Yang Investments Limited is incorporated in order for the Company to secure a stable supply of LED chip solutions. The Company acquired 10,800,000 shares (18%) of the joint venture at (Won)12,433 million and has the right to assign a director in the board of directors of the joint venture.

7 Property, Plant and Equipment

For the three-month periods ended March 31, 2010 and 2009, the Company purchased property, plant and equipment at (Won)1,342,989 million and (Won)825,750 million, respectively. The capitalized borrowing costs and capitalization rate are (Won)6,821 million and 2.78% for the three-month period ended March 31, 2010, respectively. Also for the three-month periods ended March 31, 2010 and 2009, the Company disposed property, plant and equipment with carrying amounts of (Won)323 million and (Won)4,052 million, respectively. The Company recognized (Won)928 million and (Won)1 million as gain and loss on disposal of property, plant and equipment for the three-month period ended March 31, 2010 (gain and loss in 2009: (Won)2,237 million and (Won)51 million, respectively).

8 Intangible Assets

The Company capitalize the expenses related to development activities, such as expense incurred on designing, manufacturing and testing of products that are ultimately selected for production. The balances of capitalized development costs as of March 31, 2010 and December 31, 2009 are (Won)76,652 and (Won)80,454, respectively.

9 Financial Liabilities

Details of loans and borrowings included in financial liabilities are presented below:

(a) Short-term borrowings as of March 31, 2010 and December 31, 2009 are as follows:

(In millions of Won, USD and JPY)
Lender	Annual interest rate(*)		2010	2009
Korea Exchange Bank and others	LIBOR+0.65~0.80%	(Won)	113,082	229,787
Kookmin Bank and others	3ML+2.6~5.5%		146,122	189,423
Bank of Tokyo-Mitsubishi UFJ	6ML+1.4%		60,884	63,141
Woori Bank and others	6ML+0.9~1.4%		198,075	220,140
Korea Exchange Bank	6ML+1.18%		32,954	34,027

Foreign currency equivalent			USD 129	USD 216
			JPY 33,267	JPY 38,383

		(Won)	551,117	736,518

(*)	ML represents Month LIBOR (London Inter-Bank Offered Rates).

28

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

9 Financial liabilities, Continued

The amount of current and outstanding trade accounts and notes receivable, arising from export sales to the Company’s subsidiaries, sold to financial institutions is USD100 million ((Won)113,082 million) as of March 31, 2010. The proceeds from the sale of these accounts receivable current and outstanding are recorded as short-term borrowings. For the three-month period ended March 31, 2010, the Company recognizes (Won)193 million as interest expense in relation to the short-term borrowings resulting from the sale of accounts receivable from the subsidiaries.

(b) Local currency long-term debt as of March 31, 2010 and December 31, 2009 is as follows:

(In millions of Won)
Lender	Annual interest rate(*)		2010	2009
Shinhan Bank	3-year Korean Treasury Bond rate less 1.25%	(Won)	18,080	18,380
Korea Development Bank	KDBBIR+0.77%		—	7,500
Korea Development Bank	KDBBIR+3.29%		120,000	120,000
Woori Bank	5.43%		200,000	200,000
Woori Bank	3-year Korean Treasury Bond rate less 1.25%		3,914	3,914
Less current portion of long-term debt			(3,021)	(9,872)

		(Won)	338,973	339,922

(*)	KDBBIR represents Korea Development Bank Benchmark Interest Rates.

(c) Foreign currency long-term debt as of March 31, 2010 and December 31, 2009 is as follows:

(In millions of Won and USD)
Lender	Annual interest rate		2010	2009
The Export-Import Bank of Korea	6ML+0.69%	(Won)	56,540	58,380
Korea Development Bank	3ML+0.66%		158,312	163,464
Kookmin Bank and others	3ML+0.35~0.53%		452,320	467,040
	6ML+0.41%		226,160	233,520

Foreign currency equivalent			USD 790	USD 790

Less current portion of long-term debt			(11,308)	(5,838)

		(Won)	882,024	916,566

29

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

9 Financial Liabilities, Continued

(d) Details of debentures issued by the Company as of March 31, 2010 and December 31, 2009 are as follows:

(In millions of Won and USD)
	Maturity	Annual interest rate		2010	2009
Local currency debentures(*)
Publicly issued debentures	November 2012~ December 2014	4.89~5.89%	(Won)	700,000	890,000
Privately issued debentures	May 2011	5.30%		200,000	200,000
Less discount on debentures				(2,677)	(2,276)
Less current portion of debentures				—	(389,665)

			(Won)	897,323	698,059

Financial liabilities at fair value through profit or loss
Convertible bonds	April 2012	Zero coupon	(Won)	682,632	699,861

Foreign currency equivalent				USD 604	USD 599

Less current portion of convertible bonds				(600,670)	(699,861)

				81,962	—

			(Won)	979,285	698,059

(*)	Principal of the local currency debentures is to be repaid at maturity and interests are paid quarterly. The Company repaid local currency debentures amounting to (Won)390,000 million and issued new debentures amounting to (Won)200,000 million for the three-month period ended March 31, 2010.

(e) Details of the convertible bonds are as follows:

Terms and Conditions
Issue date	April 18, 2007
Maturity date	April 18, 2012
Conversion period	April 19, 2008~April 3, 2012
Coupon interest rate	0%
Conversion price (in Won) per share	(Won)48,075
Issued amount	USD550 million

The Company designated foreign currency denominated convertible bonds as financial liabilities at fair value through profits or loss at transition date to K-IFRSs from its previous GAAP (generally accepted accounting principles) and recognizes the convertible bonds at fair value with changes in fair value recognized in profit or loss.

30

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

9 Financial Liabilities, Continued

The bonds will be repaid at 116.77% of the principal amount at maturity unless the bonds are converted. If put option of the bondholders is exercised, the bondholders will be repaid at 109.75% of the principal amount on April 18, 2010. During the three-month period ended March 31, 2010, 88% of put options attached to the convertible bonds are exercised and the convertible bonds to be repaid on April 19, 2010 are stated at the expected redemption amount. Put options not exercised were expired.

For the remaining 12% of convertible bonds, the Company measured them at their fair value using the market quotes available at Bloomberg. In 2010, it was assumed that the remaining convertible bonds will be repaid in full at maturity and they were reclassified in non-current liabilities.

The Company is entitled to exercise a call option after three years from the date of issue at the amount of the principal and interest, calculated at 3.125% of the annual yield to maturity, from the issue date to the repayment date. The call option can be exercised only when the market price of the common shares on each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds at least 130% of the conversion price. In addition, in the event that at least 90% of the initial principal amount of the bonds has been redeemed, converted, or purchased and cancelled, the remaining bonds may also be redeemed, at the Company’s option, at the amount of the principal and interest (3.125% per annum) from the date of issue to the repayment date prior to their maturity.

Based on the terms and conditions of the bond, the conversion price was decreased from (Won)48,251 to (Won)48,075 per share due to the Company’s declaration of cash dividends of (Won)500 per share for the year ended December 31, 2009.

As of March 31, 2010 and December 31, 2009, the number of common shares to be issued if the outstanding convertible bonds are fully converted is as follows:

(In Won and share)		2010	2009
Convertible bonds amount(*)	(Won)	61,617,600,000	513,480,000,000
Conversion price	(Won)	48,075	48,251
Common shares to be issued		1,281,697	10,641,851

(*)	The exchange rate for the conversion is fixed at (Won)933.6 to USD1.

(f) Aggregate maturities of the Company’s financial liabilities as of March 31, 2010 are as follows:

(In millions of Won)
Period		Local currency long-term loans	Foreign currency long-term loans	Local currency debentures	Foreign currency debentures	Total
Within 1 year	(Won)	3,021	11,308	—	600,670	614,999
1~5 year		336,563	882,024	897,323	81,962	2,197,872
Thereafter		2,410	—	—	—	2,410

	(Won)	341,994	893,332	897,323	682,632	2,815,281

31

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

10 Financial Instruments

(a) Hedging of fluctuations in interest rates

(i) Interest rate risk arises principally from the Company’s debentures and borrowings. To hedge the risk arising on the Company’s profit or loss, the Company entered into interest swap contracts.

Details of Interest rate swap outstanding as of March 31, 2010 are as follows:

(In millions of USD, except forward rate)

Bank	Maturity date	Contract amount	Contract rate
SC First Bank	May 24, 2010	USD100	Receive floating rate Pay fixed rate	6M LIBOR 5.644%

(ii) The fair value of the Interest rate swap as of March 31, 2010 and December 31, 2009 is as follows:

Type		2010	2009
Gain (Loss) on valuation of Interest rate swap	(Won)	(5,032)	(3,699)
Financial assets (liabilities)		(5,032)	(3,699)

(b) Hedging of fluctuations in foreign currency

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in currencies other than the functional currency of the Company, Korean Won (KRW). The currencies in which these transactions primarily are denominated are USD, EUR, JPY and so on.

The Company uses forward exchange contracts to hedge its currency risk, mostly with a maturity of less than one year from the reporting date.

Interest on borrowings is denominated in the currency of the borrowing (KRW, USD and JPY). Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW, USD and JPY. Therefore the Company has not entered into any derivative contract.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In relation to the currency fluctuation, the Company adopts policies to adjust factoring volumes of foreign currency denominated receivables or utilizing usance as a mean to settle facility payables.

(c) Recognized assets and liabilities

Changes in the fair value of forward exchange contracts that hedge foreign currency risk exposure of monetary assets and liabilities denominated in foreign currencies and for which no hedge accounting is applied are recognized in profits or loss. Both the changes in fair value of the forward contracts and the foreign exchange gains and losses relating to the monetary items are recognized as part of finance costs. The fair value of forward exchange contracts used as economic hedges of monetary assets and liabilities in foreign currencies as of March 31, 2010 was (Won)7,316 million (December 31, 2009: (Won)2,674 million).

32

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

10 Financial Instruments, Continued

(d) Fair values

(i) The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed statement of financial position, are as follows:

(In millions of Won)
		March 31, 2010		December 31, 2009
		Carrying amount	Fair value	Carrying amount	Fair value
Assets carried at fair value
Available-for-sale financial assets	(Won)	8,742	8,742	104,389	104,389
Financial assets designated at fair value through profit or loss		8,343	8,343	9,227	9,227
Interest rate swaps		200	200	62	62
Other forward exchange contracts		8,128	8,128	2,674	2,674

	(Won)	25,413	25,413	116,352	116,352

Assets carried at amortized cost
Cash and cash equivalents	(Won)	1,044,705	1,044,705	704,324	704,324
Trade accounts and notes receivable and other accounts receivable		3,678,284	3,678,284	3,381,928	3,381,928
Deposits in banks		2,000,000	2,000,000	2,500,000	2,500,000

	(Won)	6,722,989	6,722,989	6,586,252	6,586,252

Liabilities carried at fair value
Financial liabilities designated at fair value through profit or loss	(Won)	682,632	682,632	699,861	699,861
Interest rate swaps		5,232	5,232	3,761	3,761
Other forward exchange contracts		812	812	—	—

	(Won)	688,676	688,676	703,622	703,622

Liabilities carried at amortized cost
Unsecured bank loans	(Won)	1,786,443	1,790,760	2,008,716	2,011,540
Unsecured bond issues		897,323	925,910	1,087,724	1,101,201
Trade accounts and notes payable and other accounts payable		4,231,940	4,231,940	3,407,720	3,407,720

	(Won)	6,915,706	6,948,610	6,504,160	6,520,461

(ii) Interest rates used for determining fair value

The significant interest rates applied for determination of the above fair value as of March 31, 2010 and December 31, 2009 are as follows:

	2010	2009
Derivatives	0.44~2.9%	3.78%
Loans and borrowings	3.15%	3.75%

33

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

11 Other income and other expenses

For the three-month period ended March 31, 2010, other income and other expenses contained exchange differences amounting to (Won)156,989 and (Won)164,078, respectively (three-month period ended March 31, 2009 : (Won)481,331 and (Won)369,899, respectively)

12 Employee Benefits

The Company maintains a defined benefit plan that provides a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company. Current severance pay scheme, if legal requirements are satisfied, allows interim settlement upon election. Subsequent to the interim settlement, service term used for severance payment calculation is remeasured from the settlement date.

(a) Recognized liabilities for defined benefit obligations as of March 31, 2010 and December 31, 2009 are as follows:

(In millions of Won)		2010	2009
Present value of partially funded defined benefit obligations	(Won)	294,942	260,029
Fair value of plan assets		(176,976)	(175,869)

	(Won)	117,966	84,160

(b) Expenses recognized in profit or loss for the three-month periods ended March 31, 2010 and 2009 are as follows:

(In millions of Won)		2010	2009
Current service cost	(Won)	21,939	15,783
Interest cost		3,678	3,683
Expected return on plan assets		(3,236)	(1,228)
Past service costs		12,778	—

	(Won)	35,159	18,238

(c) Plan asset as of March 31, 2010 and December 31, 2009 is as follows:

(In millions of Won)		2010	2009
Deposits with financial institutions	(Won)	176,976	175,869

(d) Principal actuarial assumptions at the reporting date are as follows:

	March 31, 2010	December 31, 2009
Expected rate of salary increase	7.00%	7.00%
Discount rate for defined benefit obligations	5.90%	5.90%
Long-term rate of return on assets	6.70%	6.70%
Mortality rates	0.49%	0.49%

34

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

The overall expected long-term rate of return on assets is 6.70 percent. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

35

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

13 Commitments

Overdraft agreements and credit facility agreement

As of March 31, 2010, the Company has bank overdraft agreements with Woori Bank and other various banks amounting to (Won)49,000 million in aggregate and maintains a line of credit amounting to (Won)200,000 million with Hana Bank. There is no overdrawn balance.

Factoring and securitization of accounts receivable

The Company has agreements with Korea Exchange Bank and other several banks for accounts receivable sales negotiating facilities of up to an aggregate of USD1,749 million in connection with its export sales transactions. As of March 31, 2010, accounts and notes receivable amounting to USD100 million ((Won)113,082 million) were sold but are not past due.

In October 2006, LG Display America, Inc., LG Display Germany GmbH, LG Display Shanghai Co., Ltd. and others entered into a five-year accounts receivable selling program with Standard Chartered Bank on a revolving basis, of up to USD600 million. The Company joined this program in April 2007. For the three-month period ended March 31, 2010, no accounts and notes receivable were sold under this program.

The Company has an agreement with Shinhan Bank for accounts receivable negotiating facilities of up to an aggregate of (Won)50,000 million in connection with its domestic sales transactions. For the three-month period ended March 31, 2010, no accounts and notes receivable were sold in connection with this agreement.

Letters of credit

As of March 31, 2010, the Company has agreements with Korea Exchange Bank in relation to the opening of letters of credit up to (Won)20,000 million and USD188.5 million, USD20 million with China Construction Bank, USD100 million with Shinhan Bank, respectively, and JPY11,000 million with Woori Bank.

Payment guarantees

The Company receives payment guarantee amounting to USD8.5 million from ABN AMRO Bank relating to value added tax payments in Poland. As of March 31, 2010, the Company is providing a payment guarantee to a syndicate of banks including Kookmin Bank and Societe Generale in connection with a EUR65 million term loan credit facility of LG Display Poland Sp. zo. o. LG Display Poland Sp. zo. o. is provided with a payment guarantee amounting to PLN180 million by PKO Bank relating to the “Simplified Procedure” (deferral of VAT payment), and the Company provides payment guarantee to PKO Bank and others in connection with their payment guarantee. In addition, the Company provides payment guarantees in connection with LG Display Singapore Ltd.’s and others’ term loan credit facilities with aggregate amount of USD17 million for principals and related interests.

License agreements

As of March 31, 2010, in relation to its TFT-LCD business, the Company has technical license agreements with Hitachi Display, Ltd. and others and has a trademark license agreement with LG Corp.

36

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

13 Commitments, Continued

Long-term supply agreement

In January 2009, the Company entered into a long-term supply agreement with Apple, Inc. to supply LCD panels for 5 years. In connection with the agreement, the Company received a long-term advance of USD500 million from Apple, Inc., which will offset against outstanding accounts receivable balance after a given period of time, as well as those arising from the supply of products thereafter. The company receives payment guarantee amounting to USD100 million from Industrial Bank of Korea relating to a long-term advance received from Apple, Inc.

14 Contingencies

Patent infringement lawsuit against Chi Mei Optoelectronics Corp., and others

On December 1, 2006, the Company filed a complaint in the United States District Court for the District of Delaware against Chi Mei Optoelectronics Corp. and AU Optronics Corp. claiming infringement of patents related to liquid crystal displays and the manufacturing processes for TFT-LCDs. The Company is seeking, among other things, monetary damages for past infringement and an injunction against future infringement. On March 8, 2007, AU Optronics Corp. filed a counter-claim against the Company in the United States District Court for the Western District of Wisconsin for alleged infringement of patents related to the manufacturing processes for TFT-LCDs but the suit was transferred to the United States District Court for the District of Delaware on May 30, 2007. On May 4, 2007, Chi Mei Optoelectronics Corp. filed a counter-claim against the Company for patent infringement in the United States District Court for the Eastern District of Texas, but the suit was transferred to the United States District Court for the District of Delaware (the "Court") on March 31, 2008. The Court bifurcated the trial between AU Optronics Corp. and Chi Mei Optoelectronics Corp. holding the first trial against AU Optronics Corp. on June 2, 2009.

Although the Company had a total of nine patents to be tried and AU Optronics Corp. had a total of seven patents to be tried in the first trial against AU Optronics Corp., the trial was further bifurcated so that only four patents from each side were tried. On February 16, 2010, the Court found that the four AU Optronics Corp. patents were valid and were infringed by the Company, and on April 30, 2010, the Court further found that the Company's four patents were valid but were not infringed by AU Optronics Corp. The Court has yet to issue its finding on damages and thus a final judgment has not yet been rendered. The case is still on going and the Company’s remaining patents as well as AU Optronics Corp. remaining patents have yet to be tried. Once all findings by the Court have been issued, the Company will review all available options including appeal. The Company is unable to predict the ultimate outcome of the above matters.

Anvik Corporation’s lawsuit for infringement of patent

On February 2, 2007, Anvik Corporation filed a patent infringement case against the Company, along with other LCD manufacturing companies in the United States District Court for the Southern District of New York, in connection with the usage of photo-masking equipment manufactured by Nikon Corporation. While there is no significant progress on this case in 2010, the Company is unable to predict the ultimate outcome of this case.

Anti-trust investigations and litigations

In December 2006, the Company received notices of investigation by the Korea Fair Trade Commission, the Japan Fair Trade Commission, the U.S. Department of Justice, and the European Commission with respect to possible anti-competitive activities in the TFT-LCD industry. The Company subsequently received similar notices from the Canadian Competition Bureau and the Taiwan Fair Trade Commission.

37

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

14 Contingencies, Continued

In November 2008, the Company executed an agreement with the U.S. Department of Justice (“DOJ”) whereby the Company and its U.S. subsidiary, LG Display America, Inc. (“LGDUS”), pleaded guilty to a Sherman Antitrust Act violation and agreed to pay a single total fine of USD400 million. In December 2008, the U.S. District Court for the Northern District of California accepted the terms of the plea agreement and entered a judgment against the Company and LGDUS and ordered the payment of USD400 million according to the following schedule: USD20 million plus any accrued interest by June 15, 2009, and USD76 million plus any accrued interest by each of June 15, 2010, June 15, 2011, June 15, 2012, June 15, 2013 and December 15, 2013. The agreement resolved all federal criminal charges against the Company and LGDUS in the United States in connection with this matter.

On May 27, 2009, the European Commission issued a Statement of Objections (“SO”) regarding alleged anti-competitive activities in the LCD industry. The Company submitted its response to the SO on August 11, 2009, and a hearing before the European Commission was held on September 22 and 23, 2009. Similar investigations into possible anti-competitive practices in the LCD industry were announced by the Federal Competition Commission of Mexico in or about July 2009 and by the Secretariat of Economic Law of Brazil in December 2009.

In November 2009, the Taiwan Fair Trade Commission terminated its investigation without any finding of violations or levying of fines.

Subsequent to the commencement of the DOJ investigation, a number of class action complaints were filed against the Company and other TFT-LCD panel manufacturers in the U.S. and Canada alleging violation of respective antitrust laws and related laws. In a series of decisions in 2007 and 2008, the class action lawsuits in the U.S. were transferred to the Northern District of California for pretrial proceedings (“MDL Proceedings”). Additionally in 2009, separate claims were filed by ATS Claim, LLC, AT&T Corp., Motorola, Inc., Electrograph Technologies Corp., Nokia Corp., and their respective related entities, all of which have been transferred to the MDL Proceedings.

In February 2007, the Company and certain of its current and former officers and directors were named as defendants in two purported class action complaints filed in the U.S. District Court for the Southern District of New York by the shareholders of the Company, alleging that the Company and certain of its officers and directors violated the U.S. Securities Exchange Act of 1934.

While the Company continues its vigorous defense of the various pending proceedings described above, there is a possibility that one or more proceedings may result in an unfavorable outcome to the Company. The Company has established reserves with respect to certain of the contingencies. However, actual liability may be materially different from the reserves estimated by the Company.

15 Capital and Reserves

(a) Share capital

The Company is authorized to issue 500,000,000 shares of capital stock (par value (Won)5,000), and as of March 31, 2010 and December 31, 2009, the number of issued common shares is 357,815,700.

There have been no changes in the capital stock for the three-month period ended March 31, 2010.

38

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

15 Capital and Reserves, Continued

(b) Reserves

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investments are derecognized or impaired.

(c) Dividends

During the three-month period ended March 31, 2010, the Company declared dividends of (Won)178,908 million. The dividends payable is included in other current liabilities as of March 31, 2010.

16 Related Parties

(a) Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2010 and 2009 are as follows:

(In millions of Won)		2010	2009
Short-term benefits	(Won)	551	527
Severance benefits		59	58
Other long-term benefits		145	143

	(Won)	755	728

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

(b) Significant transactions with related companies

Significant transactions which occurred in the normal course of business with related companies for the three-month periods ended March 31, 2010 and 2009 are as follows:

(In millions of Won)		Sales and other		Purchases and other
		2010	2009	2010	2009
Subsidiaries	(Won)	5,052,295	2,924,235	164,740	187,143
Joint ventures		239,761	179,331	22,101	—
Associates		—	3	372,884	256,931
LG Electronics		223,081	168,848	67,994	55,896
Other related parties		128,890	88,102	165,611	147,947

	(Won)	5,644,027	3,360,519	793,330	647,917

39

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

16 Related Parties, Continued

Account balances with related companies as of March 31, 2010 and December 31, 2009 are as follows:

(In millions of Won)		Trade accounts and notes receivable and other		Trade accounts and notes payable and other
		2010	2009	2010	2009
Subsidiaries	(Won)	3,103,299	2,713,663	89,448	108,156
Joint ventures		110,491	109,572	161,812	297,717
Associates		225	3	264,491	164,268
LG Electronics		129,926	101,543	104,964	51,738
Other related parties		86,766	76,305	110,104	102,093

	(Won)	3,430,707	3,001,086	730,819	723,972

17 Share-Based Payment

(a) The terms and conditions of share-based payment arrangement as of March 31, 2010 are as follows:

Descriptions
Settlement method	Cash settlement
Type of arrangement	Stock appreciation rights (granted to senior executives)
Date of grant	April 7, 2005
Weighted-average exercise price (*1)	(Won)44,050
Number of rights granted	450,000
Number of rights forfeited (*2)	230,000
Number of rights cancelled (*3)	110,000
Number of rights outstanding	110,000
Exercise period	From April 8, 2008 to April 7, 2012
Remaining contractual life	2 years
Vesting conditions	Two years of service from the date of grant

(*1)	The exercise price at the grant date was (Won)44,260 per stock appreciation right (“SARs”). However, the exercise price was subsequently adjusted to (Won)44,050 due to additional issuance of common shares in 2005.
(*2)	SARs were forfeited in connection with senior executives who left the Company before meeting the vesting requirement.
(*3)	If the appreciation of the Company’s share price is equal or less than that of the Korea Composite Stock Price Index (“KOSPI”) over the three-year period following the grant date, only 50% of the outstanding SARs are exercisable. As the actual increase rate of the Company’s share price for the three-year period ending April 7, 2008 was less than that of the KOSPI for the same three-year period, 50% of then outstanding SARs were cancelled in 2008.

40

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

17 Share-Based Payment, Continued

(b) The changes in the number of SARs outstanding for the three-month period ended March 31, 2010 are as follows:

(Number of shares)	2010
Balance at beginning of year	110,000
Forfeited or cancelled	—
Outstanding as of March 31, 2010	110,000
Exercisable as of March 31, 2010	110,000

(c) The fair value of SARs was estimated using the Black-Scholes option-pricing model with the following assumptions:

	March 31, 2010	December 31, 2009
Risk free rate (*1)	2.71%	3.48%
Expected term (*2)	1 year	1.1 year
Expected volatility	34.06%	55.57%
Expected dividends (*3)	0%	0%
Fair value per share	(Won)4,258	(Won)2,865
Total carrying amount of liabilities (*4)	(Won)468,332,410	(Won)315,126,395

(*1)	Risk-free rates are interest rates of Korean government bonds.
(*2)	As of March 31, 2010, the remaining contractual life is 24 months and the expected term is determined as 1 year.
(*3)	The Company did not pay any dividends from 2000 through 2006 and accordingly, expected dividend used is 0% despite recent dividend yield was 1.6%, 2.3% and 1.3% in 2007, 2008 and 2009 respectively.
(*4)	As of March 31, 2010, the market price of the stock does not exceed the exercise price and accordingly, the intrinsic value of the share-based payments is zero.

(d) The Company recognized stock compensation cost of (Won)153 million as administrative expenses for the three-month period ended March 31, 2010.

18 Income Tax Expense (Benefit)

(a) Details of Income tax expense (benefit) for the three-month periods ended March 31, 2010 and 2009 are as follows:

(In millions of Won)		2010	2009
Current tax expense (refund)	(Won)	119,405	(3,365)
Deferred tax expense (benefit)		37,627	(125,776)

Income tax expense (benefit)	(Won)	157,032	(129,141)

41

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

18 Income Tax Expense (Benefit), Continued

(b) Deferred tax assets and liabilities are attributable to the following:

(In millions of Won)		Assets		Liabilities		Total
		2010	2009	2010	2009	2010	2009
Other accounts receivable, net	(Won)	—	—	(8,609)	(11,512)	(8,609)	(11,512)
Inventories, net		16,563	18,165	—	—	16,563	18,165
Available-for-sale financial assets		640	4,897	(157)	(4,488)	483	409
Employee benefits		6,729	5,053	—	—	6,729	5,053
Investments		—	—	—	(6,446)	—	(6,446)
Derivative instruments		—	—	(1,796)	(647)	(1,796)	(647)
Accrued expense		61,478	56,758	—	—	61,478	56,758
Property, plant and equipment		56,281	54,690	—	—	56,281	54,690
Intangible assets		—	—	(13,059)	(19,470)	(13,059)	(19,470)
Provisions		15,742	16,806	—	—	15,742	16,806
Gain or loss on foreign currency translation		73,151	64,588	(74,648)	(57,174)	(1,497)	7,414
Debentures, net of current portion and discounts on debentures		41,400	45,874	—	—	41,400	45,874
Others		9,917	15,307	—	—	9,917	15,307
Tax credit carryforwards		621,057	664,172	—	—	621,057	664,172

Deferred income tax assets(liabilities)	(Won)	902,958	946,310	(98,269)	(99,737)	804,689	846,573

Statutory tax rate applicable to the Company is 24.2% for the three-month period ended March 31, 2010. In accordance with the revised Corporate Income Tax Law, statutory tax rate applicable to the Company is 24.2% until 2011 and 22% thereafter.

19 Earnings (loss) Per Share

(a) Basic earnings (loss) per share for the three-month period ended March 31, 2010 and 2009 are as follows:

(In Won, except share information)		2010	2009
Net income (loss)	(Won)	599,044,474,412	(433,566,862,244)
Weighted-average number of common shares outstanding		357,815,700	357,815,700

Earnings (loss) per share	(Won)	1,674	(1,212)

There were no events or transactions that result in changes in the number of common shares used for calculating earnings per share.

42

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

19 Earnings (loss) Per Share, Continued

(b) Diluted earnings per share for the three-month period ended March 31, 2010 and 2009 are as follows:

(In Won, except earnings per share and share information)		2010
Net income	(Won)	599,044,474,412
Interest on convertible bond, net of tax		(13,059,178,980)
Adjusted income		585,985,295,432
Weighted-average number of common shares outstanding and common equivalent shares(*)		367,138,860

Diluted earnings per share	(Won)	1,596

There was no dilutive effect for the three-month period ended March 31, 2009

(*)	Weighted-average number of common shares outstanding for the three-month period ended March 31, 2010 is calculated as follows:

(In shares)	2010
Weighted-average number of common shares (basic)	357,815,700
Effect of conversion of convertible bonds	9,323,160

Weighted-average number of common shares (diluted)	367,138,860

(c) The number of dilutive potential ordinary shares outstanding for the three-month period ended March 31 2010 and 2009 is calculated as follows:

(i) 2010

(In shares)	Convertible bonds	Convertible bonds
Common shares to be issued	1,281,697	9,399,113
Period	January 1, 2010~March 31, 2010	January 1, 2010~March 19, 2010
Weight	90 days / 90 days	77 days / 90 days
Weighted-average number of common shares to be issued	1,281,697	8,041,463

(ii) 2009

(In shares)	Convertible bonds
Common shares to be issued	10,641,851
Period	January 1, 2009~March 31, 2009
Weight	90 days / 90 days
Weighted-average number of common shares to be issued	10,641,851

43

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

20 Explanation of Transition to K-IFRSs

As stated in note 2, these are the Company’s first condensed interim financial statements prepared for the part of the period covered by the first K-IFRS annual financial statements in accordance with K-IFRS 1101, First-time adoption of Korea International Financial Reporting Standards.

The accounting policies in note 3 have been applied in preparing the condensed interim financial statements for the three-month period ended March 31, 2010, the comparative information for the for the year ended December 31, 2009, for the three-month ended March 31, 2009 and the preparation of an opening K-IFRS balance sheet as of 1 January 2009.

In preparing its opening K-IFRS statement of financial position, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Korean Generally Accepted Accounting Principles (“K-GAAP”). An explanation of how the transition from previous GAAP to K-IFRSs has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

(a) Differences between Accounting under K-IFRSs and under K-GAAP Expected to Have a Material Effect on the Company

Area	Previous K-GAAP	K-IFRS

Trade accounts and notes receivable	In accordance with Statements of Korean Accounting Standards (“SKAS”), trade accounts and notes receivable are derecognized when the right and obligation are transferred	In accordance with K-IFRS 1039, the Company derecognizes a financial asset and evaluates the extent of the derecognization based on the risk, rewards and its continuing involvement of ownership,

Convertible bonds	In accordance with SKAS No. 9 the Company recognizes liability at fair value measured by the present value of the expected future cash flows and amortizes the difference between the fair value and proceeds received at the issue date using the effective interest method. The Company recognizes conversion right on debentures in equity and do not revaluate. In addition, foreign currency convertible bond is considered a non-monetary item.	In accordance with K-IFRS 1039, the convertible bonds are designated as financial liabilities at fair value through profit or loss (“FVTPL”) and recognized at fair value with changes in fair value recognized in profit or loss.

Employee benefits	The Company recognizes retirement and severance liability expected to be payable if all employees, who have been with the Company for more than one year, left at the end of the reporting period.	In accordance with K-IFRS 1019, the Company recognizes defined benefit obligations at present value of the expected future benefit cost using unbiased and mutually compatible actuarial assumptions about demographic variables and financial variables. Under the Company’s accounting policy, recognize all actuarial gain or loss in equity.

44

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

20 Explanation of Transition to K-IFRSs, Continued

Area	Previous K-GAAP	K-IFRS

Share-based payment	In accordance with K-GAAP Interpretation 39-35, liability relating to fully vested share-based payment to be settled in cash is remeasured at the intrinsic value at each reporting date and at the date of settlement and the Company recognizes the changes in the intrinsic value as compensation expenses.	The Company recognizes the liability relating to fully vested share-based payment to be settled in cash at fair value at each reporting date with changes in fair value recognized in profit or loss.

Available-for-sale securities	In accordance with SKAS No. 8, the Company recognizes available-for-sale securities at fair value with changes in fair value recognized in accumulated other comprehensive income.	In accordance with K-IFRS 1039, the Company may designate available-for-sale securities as FVTPL at inception and recognize the changes in fair value in profit or loss.

In accordance with K-IFRS 1039, the Company recognizes available-for-sale debt securities at fair value with effect of changes in exchange rate recognized in profit or loss, the remaining differences between acquisition cost and fair value recognized in accumulated other comprehensive income, and any dividend recognized in profit at the date when dividend is determined. Convertible preferred stock is regarded as debt security.

Derivatives	In accordance with K-GAAP Interpretation 53-70, the Company applies cash flow hedge accounting for derivatives only if certain conditions are met.	In K-IFRS 1039, criteria to apply cash flow hedge accounting is more detailed than current K-GAAP and the Company does not apply cash flow hedge accounting as a condition of the detailed criteria is not met

Investments in associates and subsidiaries	In accordance with SKAS No. 15, investments in associates and subsidiaries are accounted for using the equity method of accounting when the company has significant influence.	In accordance with K-IFRS 1101, the Company opted to recognize investments in associates and subsidiaries at acquisition cost.

Capitalization of development cost	In accordance with SKAS No. 3, an internally generated intangible asset is recognized only if it is highly probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably	In accordance with K-IFRS 1038, an internally generated intangible asset is recognized if, and only if it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

45

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

20 Explanation of Transition to K-IFRSs, Continued

Area	Previous K-GAAP	K-IFRS

Deferred taxes	Recognition of deferred tax assets and liabilities is based on assessment of temporary differences regardless of how each temporary difference is reversed. Deferred taxes are classified current or non-current portion based on classification of related item in the financial statements. Classification of current and non-current for items not related to balance sheet items are determined based on estimated reversal.	Deferred tax assets and liabilities are recognized based on assessment of temporary differences that considers how each temporary difference is reversed. Deferred tax assets and liabilities are classified as non-current.

Long-term payables	Long-term payables of LGDUS are discounted using the Company’s weighted average borrowing rate.	Long-term payables of LGDUS are discounted using risk free rate.

Borrowing costs	In accordance with SKAS No. 7, borrowing costs are capitalized regardless of time required to get an asset ready for its intended use.	In accordance with K-IFRS 1023, borrowing costs that take a substantial period of time required to get an asset ready for its intended use is capitalized.

46

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

20 Explanation of Transition to K-IFRSs, Continued

(c) Summary of the effects of the adoption of K-IFRSs on the Company’s financial position and the results of its operation

(i) The effects of the adoption of K-IFRSs on the Company’s financial position as of January 1, 2009, the transition date to K-IFRSs, are as follows:

(In millions of Won)		Total assets	Total liabilities	Total equity
K-GAAP	(Won)	16,501,987	7,225,965	9,276,022
Adjustment for:
Trade accounts and note payable(*1)		601,068	601,068	—
Convertible bonds (*2)		—	134,568	(134,568)
Employee benefits (*3)		—	5,170	(5,170)
Share-based payments (*4)		—	114	(114)
Long-term payables (*5)		—	56,661	(56,661)
Change in capital adjustment arising from equity method investments(*6)		46,513	—	46,513
Deferred tax asset (*7)		31,825	—	31,825

Total adjustment		679,406	797,581	(118,175)

K-IFRS	(Won)	17,181,393	8,023,546	9,157,847

(*1)	Adjustment on trade accounts and notes receivable which do not qualify derecognization of financial assets
(*2)	Designated convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*3)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*4)	Measurement of share-based payment using fair value under K-IFRS
(*5)	Difference in discount rate applied to present value calculation of long-term payables
(*6)	Difference in deferred taxes on change in capital adjustment arising from equity method investments.
(*7)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP.

47

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

20 Explanation of Transition to K-IFRSs, Continued

(ii) The effects of the adoption of K-IFRSs on the Company’s financial position as of December 31, 2009 are as follows:

(In millions of Won)		Total assets	Total liabilities	Total equity
K-GAAP	(Won)	18,885,163	8,759,879	10,125,284
Adjustment for:
Trade accounts and note payable(*1)		229,787	229,787	—
Convertible bonds (*2)		—	170,316	(170,316)
Employee benefits (*3)		—	25,322	(25,322)
Share-based payments (*4)		—	315	(315)
Long-term payables (*5)		—	60,116	(60,116)
Equity-method investments (*6)		18,004	(23,066)	41,070
Capitalized borrowing costs (*7)		(1,666)	—	(1,666)
Development cost (*8)		80,454	—	80,454
Change in capital adjustment arising from equity method investments (*9)		39,453	—	39,453
Deferred tax asset (*10)		5,672	—	5,672

Total adjustment		371,704	462,790	(91,086)

K-IFRS	(Won)	19,256,867	9,222,669	10,034,198

(*1)	Adjustment on trade accounts and notes receivable which do not qualify derecognization of financial assets
(*2)	Designated convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*3)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*4)	Measurement of share-based payment using fair value under K-IFRS
(*5)	Difference in discount rate applied to present value calculation of long-term payables
(*6)	Investments in subsidiaries and associates previously treated under the equity method, which is recorded at the book value of January 1, 2009 under I K-IFRS
(*7)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*8)	Capitalization of development costs meeting capitalization criteria under K-IFRS
(*9)	Difference in deferred taxes on change in capital adjustment arising from equity method investments
(*10)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP

48

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

20 Explanation of Transition to K-IFRSs, Continued

(iii) The effects of the adoption of K-IFRSs on the Company’s result of operations for the year ended December 31, 2009 are as follows:

(In millions of Won)		Net income	Total comprehensive income
K-GAAP	(Won)	1,067,947	1,028,883
Adjustment for:
Convertible bonds (*1)		(35,748)	(35,748)
Employee benefits (*2)		(1,259)	(20,152)
Share-based payments (*3)		(201)	(201)
Available for sale securities (*4)		(3,373)	—
Derivatives (*5)		8,337	—
Long-term payables (*6)		(3,455)	(3,455)
Financial asset at fair value through profit and loss (*7)		1,599	—
Equity method investments (*8)		8,263	40,357
Capitalized borrowing costs (*9)		(1,666)	(1,666)
Development cost (*10)		80,454	80,454
Change in capital adjustment arising from equity method investments (*11)		—	(7,060)
Deferred tax asset (*12)		(32,083)	(26,153)

Total adjustment		20,868	26,376

K-IFRS	(Won)	1,088,815	1,055,259

(*1)	Designated convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*3)	Measurement of share-based payment using fair value under K-IFRS
(*4)	Gains/losses on foreign currency translation and interest income on convertible preferred stocks
(*5)	Derivatives previously accounted for as cash flow hedge were derecognized as held-for-trading derivative asset
(*6)	Difference in discount rate applied to present value calculation of long-term payables
(*7)	Fair value recognition of investment assets designated as financial asset at fair value through profit
(*8)	Investments in subsidiaries and associates previously treated under the equity method, which is recorded at the book value of January 1, 2009 under K-IFRS
(*9)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*10)	Capitalization of development costs meeting capitalization criteria under K-IFRS
(*11)	Difference in deferred taxes on change in capital adjustment arising from equity method investments
(*12)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP

49

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

20 Explanation of Transition to K-IFRSs, Continued

(iv) The effects of the adoption of K-IFRSs on the Company’s financial position as of March 31, 2009 are as follows:

(In millions of Won)		Total assets	Total liabilities	Total equity
K-GAAP	(Won)	17,760,554	8,926,130	8,834,424
Adjustment for:
Trade accounts and note payable (*1)		591,802	591,802	—
Convertible bonds (*2)		—	254,390	(254,390)
Employee benefits (*3)		—	4,102	(4,102)
Share-based payments (*4)		—	312	(312)
Financial asset at fair value through profit and loss (*5)		8,199	—	8,199
Derivatives (*6)		(6,581)	—	(6,581)
Long-term payables (*7)		—	108,650	(108,650)
Equity-method investments (*8)		(73,047)	(51,592)	(21,455)
Development cost (*9)		15,563	—	15,563
Deferred tax asset (*10)		81,811	—	81,811

Total adjustment		617,747	907,664	(289,917)

K-IFRS	(Won)	18,378,301	9,833,794	8,544,507

(*1)	Adjustment on trade accounts and notes receivable which do not qualify derecognization of financial assets
(*2)	Designated convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*3)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*4)	Measurement of share-based payment using fair value under K-IFRS
(*5)	Gains/losses on foreign currency translation and interest income on convertible preferred stocks
(*6)	Derivatives previously accounted for as cash flow hedge were derecognized as held-for-trading derivative asset
(*7)	Difference in discount rate applied to present value calculation of long-term payables
(*8)	Investments in subsidiaries and associates previously treated under the equity method, which is recorded at the book value of January 1, 2009 under I K-IFRS
(*9)	Difference in capitalization of borrowing costs that takes a substantial period of time to get ready for its intended use
(*10)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP

50

LG DISPLAY CO., LTD.

Notes to the Condensed Interim Financial Statements—(Continued)

March 31, 2010

(Unaudited)

20 Explanation of Transition to K-IFRSs, Continued

(v) The effects of the adoption of K-IFRSs on the Company’s result of operations for the three-month ended March 31, 2009 are as follows:

(In millions of Won)		Net income	Total comprehensive income
K-GAAP	(Won)	(257,182)	(262,691)
Adjustment for:
Convertible bonds (*1)		(119,822)	(119,822)
Employee benefits (*2)		(450)	1,069
Share-based payments (*3)		(197)	(197)
Available for sale securities (*4)		8,769	—
Derivatives (*5)		(10,387)	—
Long-term payables (*6)		(51,989)	(51,989)
Equity method investments (*7)		(23,071)	(20,999)
Development cost (*8)		15,563	15,563
Deferred tax asset (*9)		5,199	4,634

Total adjustment		(176,385)	(171,741)

K-IFRS	(Won)	(433,567)	(434,432)

(*1)	Designated convertible bonds as financial liability at fair value through profit or loss under K-IFRS
(*2)	Assessment of employee benefits using actuarial assumptions under K-IFRS
(*3)	Measurement of share-based payment using fair value under K-IFRS
(*4)	Gains/losses on foreign currency translation and interest income on convertible preferred stocks
(*5)	Derivatives previously accounted for as cash flow hedge were derecognized as held-for-trading derivative asset
(*6)	Difference in discount rate applied to present value calculation of long-term payables
(*7)	Investments in subsidiaries and associates previously treated under the equity method, which is recorded at the book value of January 1, 2009 under K-IFRS
(*8)	Capitalization of development costs meeting capitalization criteria under K-IFRS
(*9)	Deferred tax adjustments on differences in accounting balances under K-IFRS and current K-GAAP

51

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd. (Registrant)

Date: May 26, 2010	By:	/s/ ANTHONY MOON
(Signature)
	Name:	Anthony Moon
	Title:	Vice President/IR Department